As filed with the Securities and Exchange Commission on May __, 1996
                                                    Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                         UNIVERSAL HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

         Delaware                                               23-2077891
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                           UNIVERSAL CORPORATE CENTER
                              367 SOUTH GULPH ROAD
                       KING OF PRUSSIA, PENNSYLVANIA 19406
                                 (610) 768-3300
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ALAN B. MILLER, PRESIDENT
                         UNIVERSAL HEALTH SERVICES, INC.
                           UNIVERSAL CORPORATE CENTER
                              367 SOUTH GULPH ROAD
                       KING OF PRUSSIA, PENNSYLVANIA 19406
                                 (610) 768-3300
            (Name, address and telephone number of Agent for Service)

           Copies of all communications, including all communications sent to the agent for service, should be sent to:

            Anthony Pantaleoni, Esq.                 Frederick W. Kanner, Esq.
          Fulbright & Jaworski L.L.P.                    Dewey Ballantine
               666 Fifth Avenue                     1301 Avenue of the Americas
           New York, New York  10103                 New York, New York  10019

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box:
|-|

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |_|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| _______

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| _______

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |X|


                         CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                        Proposed
Title of each class of securities       Amount of        Maximum       Proposed Maximum       Amount of
        to be registered              Shares to be   Aggregate Price  Aggregate Offering   Registration Fee
                                      Registered(1)    per Share(2)        Price(2)
- ------------------------------------------------------------------------------------------------------------
Class B Common Stock, $.01 par value $______________$_______________  $_______________     $________________
============================================================================================================


(1) Includes ______ shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Pursuant to Rule 457(c), the Proposed Maximum Aggregate Price per Share and the Proposed Maximum Aggregate Offering Price have been calculated on the basis of the average of the high and low sale prices of the Class B Common Stock as reported by the New York Stock Exchange on May ___, 1996.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

PROSPECTUS
                               4,400,000 Shares

                        Universal Health Services, Inc.

                             Class B Common Stock

                                ---------------

       Of the 4,400,000 shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock" or the "Shares") offered hereby (the "Offering"), 4,000,000 are being sold by Universal Health Services, Inc. ("UHS" or the "Company") and 400,000 are being sold by Alan B. Miller (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholder. The Class B Common Stock has limited voting rights with respect to the election of directors and certain other matters.

       The Company's Class B Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UHS". The closing price of the Company's Class B Common Stock on the NYSE on May 20, 1996 was $_______ per share.

       See "Risk Factors" on pages ___ to ___ for certain information that should be considered by prospective investors in connection with an investment in the Class B Common Stock offered hereby.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=======================================================================================
                                Underwriting
                                Discounts and       Proceeds to         Proceeds to
               Price to Public  Commissions(1)      Company (2)     Selling Stockholder
- ---------------------------------------------------------------------------------------
Per Share....    $________      $___________      $_____________      $____________
- ---------------------------------------------------------------------------------------
Total(3).....    $________      $___________      $_____________      $____________
=======================================================================================


(1) For information regarding indemnification of the Underwriters, see "Underwriting".

(2) Before deducting estimated expenses of this Offering of $____________ payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 660,000 additional shares of Class B Common Stock solely to cover overallotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $__________, $__________ and $__________, respectively.

                                ---------------

       The shares of Class B Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class B Common Stock offered hereby will be available for delivery on or about ____________, 1996 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                ---------------
  Smith Barney Inc.
         Dillon, Read & Co. Inc.
                        Donaldson Lufkin & Jenrette Securities Corporation
                                                         J. P. Morgan & Co.
                                                   Bear, Stearns & Co. Inc.
____________, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                ---------------

                             AVAILABLE INFORMATION

  UHS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by UHS may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  UHS hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Prospectus, dated July 18, 1995 as supplemented by a Supplement dated August 1, 1995, filed pursuant to Rule 424 under the Act relating to securities registered on Form S-3, File No. 33-60289, declared effective on July 18, 1995, (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

  Each document filed by UHS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Class B Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  UHS will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Universal Health Services, Inc., Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958, telephone (610) 768-3300.

- --------------------------------------------------------------------------------

                             PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus gives effect to a 2 for 1 Stock split effected on May 17, 1996.

                                 The Company

      The principal business of Universal Health Services, Inc. (together with its subsidiaries, "UHS" or the "Company") is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. The Company's strategy to enhance its profitability and to continue to provide high quality, cost-effective healthcare services includes the following key elements: (i) establish and maintain market leadership positions in small and medium-sized markets with favorable demographics; (ii) develop or participate in the leading integrated healthcare delivery system in each of its hospital's markets; (iii) develop and maintain strong relationships with physicians; (iv) maintain a low cost structure while providing high quality care; and (v) attract managed care contracts. Consistent with its strategy, the Company recently acquired three acute care hospitals which are market leaders. In July 1995, the Company acquired Aiken Regional Medical Centers ("Aiken"), a 225-bed medical complex, located in Aiken, South Carolina. In August 1995, the Company acquired Manatee Memorial Hospital ("Manatee"), a 512-bed acute care hospital, located in Bradenton, Florida. In May 1996, the Company acquired Northwest Texas Health Systems ("Northwest Texas Health"), a 360-bed medical complex, located in Amarillo, Texas, for $125 million plus an additional amount based on the hospital's earnings before depreciation, interest and taxes for a seven year period after the closing date. See "Managements Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

      Presently, the Company operates 35 hospitals, consisting of 16 acute care hospitals and 19 behavioral health centers, in Arkansas, California, Florida, Georgia, Illinois, Louisiana, Massachusetts, Michigan, Missouri, Nevada, Oklahoma, Pennsylvania, South Carolina, Texas and Washington. The Company, as part of its Ambulatory Treatment Centers Division owns outright, or in partnership with physicians, and operates or manages 26 surgery and radiation oncology centers located in 15 states.

      Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and psychiatric services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, data processing, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.


                                Recent Events

      The Company plans to acquire or develop a number of additional hospitals. In April 1996, the Company entered into an agreement to acquire four behavioral health centers, all located in Pennsylvania, as well as management contracts for seven other behavioral health centers and 33 acres of land adjacent to the Company's Wellington Regional Medical Center (collectively, the "First Hospital Facilities") for $36.5 million and up to $8 million which is contingent on future operating performance. See "Managements Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources." Each of the First Hospital facilities is the leading provider of behavioral health services in its market. The combination of the four owned facilities and their related outpatient activities plus the four managed units in Pennsylvania create a comprehensive behavioral health network in Pennsylvania. The company believes its historical success in operating behavioral health facilities, when coupled with the acquired contract management business for First Hospital, will make it an effective competitor for new contracts to manage behavioral health units of hospitals.


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

      The Company is developing, with the participation of Howard Hughes Corporation, a medical complex including a 129-bed acute care hospital, an ambulatory surgery center, a medical office building and a diagnostic center in the community of Summerlin, Nevada, in western Las Vegas. When completed, this facility will enhance the Company's market presence in Las Vegas, which is located in the fastest growing MSA in the nation.

      In January 1996, the Company broke ground on a 100-bed acute care hospital in Edinburg, Texas. Edinburg, located in close proximity to McAllen, Texas, will enhance the Company's market leadership in McAllen, which is located in the fourth fastest growing MSA in the nation.


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                          Summary Income Statement Data


                                                                                                           (Unaudited)
                                                  Years Ended                                          Three Months Ended
                                                  December 31                                               March 31,
                                                                                   1995                                   1996
                                                                                    Pro                                    Pro
                                 1992         1993         1994         1995       forma(1)       1995         1996       forma(1)
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (Dollars in thousands, except share and per share data)
Statement of Operations:
  Net revenues ............   $  731,227   $  761,544   $  782,199   $  931,126   $1,200,348   $  220,715   $  271,616   $  320,137
Costs and expenses:
  Operating expenses ......      285,922      299,645      298,108      361,049      472,937       84,469      102,335      122,796
  Salaries and wages ......      265,017      280,041      286,297      329,939      419,137       78,021       94,500      112,194
  Provision for doubtful
   accounts ...............       45,008       55,409       58,347       76,905       96,968       17,185       21,767       25,091
  Depreciation an
   amortization ...........       49,059       39,599       42,383       51,371       67,887       11,310       14,783       17,263
  Lease and rental expense        33,854       34,281       34,097       36,068       36,979        8,772        9,405         --
  Interest expense, net ...       11,414        8,645        6,275       11,195       23,804        1,614        4,648        5,451
  Nonrecurring charges ....         --          8,828        9,763       11,610       14,200         --           --           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total operating charges      690,274      726,448      735,270      878,137    1,131,912      201,371      247,438      292,541
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes        40,953       35,096       46,929       52,989       68,436       19,344       24,178       27,596
Provision for income taxes        20,933       11,085       18,209       17,505       25,364        7,503        8,677        9,984
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income ..............   $   20,020   $   24,011   $   28,720   $   35,484   $   43,072   $   11,841   $   15,501   $   17,611
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Per Share Data:
  Net income ..............   $      .72   $      .86   $     1.01   $     1.26   $     1.34   $      .43   $      .54   $      .54
Average number of
 shares outstanding..         29,940,000   29,638,000   28,778,000   28,158,000   32,158,000   27,884,000   28,712,000   32,712,000


- ----------

(1) The pro forma financial data for the indicated periods assumes (i) the acquisition of the First Hospital facilities, and reflects the acquisitions of Aiken Regional Medical Centers, Manatee Memorial Hospital and Northwest Texas Health Systems, (ii) the dispositions of Westlake Medical Center and Dallas Family Hospital and (iii) the application of the net proceeds received by the Company from this Offering to repay debt incurred to fund the acquisitions of Northwest Texas Health Systems and First Hospital. Pro forma Statement of Operations information and Per Share Data were prepared as if the acquisitions and related transactions occurred on the first day of the period presented. See "Pro Forma Financial Information."



                           Summary Balance Sheet Data


                            (Unaudited) at March 31,
                                      1996
                                                       1996        Pro forma(1)
                                                       ----        ------------
   Working capital ...........................      $ 16,125         $ 36,543
   Total assets ..............................       767,942          949,928
   Long-term borrowings ......................       230,401          294,696
   Total debt ................................       237,381          301,676
   Total stockholders' equity ................       315,826          420,596

(1) The pro forma balance sheet data for the indicated period assumes (i) the acquisition of the First Hospital facilities, and reflects the acquisition of Northwest Texas Health Systems and (ii) the application of the net proceeds received by the Company from this Offering to repay debt incurred to fund the acquisitions of Northwest Texas Health Systems and First Hospital. Pro forma balance sheet data was prepared as if the acquisitions and related transactions occurred on the last day of the period. See "Pro Forma Financial Information."


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                           Selected Operating Data

  The following table shows the bed utilization and occupancy rates for the hospitals currently operated by the Company for the periods indicated. Accordingly, the information is presented on a basis different from that used in preparing the historical financial information included herein and included or incorporated by reference in this Prospectus.


                                                                                                              (Unaudited)
                                                           Years Ended                                      Three Months Ended
                                                           December 31,                                          March 31,
                                                                                         1995                               1996
                                                                                          Pro                                Pro
                                            1992        1993        1994        1995     Forma(1)       1995        1996    forma(1)
                                            ----        ----        ----        ----     --------       ----        ----    --------
Average Licensed
Beds
  Acute Care
  Hospitals ........................       2,645       2,730       2,788       2,808       3,168       2,789       2,797       3,154
  Behavioral Health
  Centers ..........................       1,206       1,216       1,227       1,265       1,631       1,265       1,267       1,633
Hospital Admissions
  Acute Care
  Hospitals ........................      83,826      87,174      92,911     100,004     113,476      25,704      27,551       2,767
  Behavioral Health
  Centers ..........................      13,505      15,560      16,804      17,888      24,848       4,197       4,298       1,618
Average Length of
  Patient Stay
  (Days)
  Acute Care
  Hospitals ........................         5.8         5.6         5.3         5.1         5.2         5.2         5.1         5.1
  Behavioral Health
  Centers ..........................        15.7        13.0        11.6        11.2        12.3        12.0        12.1        13.1
Patient Days(2)
  Acute Care
  Hospitals ........................     485,015     486,291     496,462     511,487     585,328     134,470     140,088     158,726
  Behavioral Health
  Centers ..........................     211,390     202,047     195,004     200,857     304,800      50,553      52,083      78,659


- ----------

(1) The year ended December 31, 1995 (Pro forma) assumes that the acquisitions of Northwest Texas Health Systems, the First Hospital facilities, Aiken Regional Medical Centers and Manatee Memorial Hospital and the dispositions of Westlake Medical Center, Dallas Family Hospital and Universal Medical Center occurred on January 1, 1995.

(2) "Patient Days" is the aggregate sum for all patients of the number of days that hospital care is provided to each patient.


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                  The Offering


Class B Common Stock to be offered by the Company.............................  4,000,000 shares

Class B Common Stock to be offered by the Selling Stockholder.................    400,000 shares

Class B Common Stock to be outstanding after the Offering.....................  [            ] shares(1)

Use of proceeds...............................................................  For repayment of debt incurred to fund acquisitions.

NYSE symbol...................................................................  UHS


- ----------

(1) Based on the number of shares of Class B Common Stock outstanding on ____________, 1996. Does not include __________ shares issuable upon exercise of outstanding options. Also does not include __________ shares of Class A Common Stock, _________ shares of Class C Common Stock and __________ shares of Class D Common Stock, all of which are outstanding on
     ____________, 1996. All of such shares are convertible, on a share-for-share basis, into Class B Common Stock. See "Description of Common Stock."


- --------------------------------------------------------------------------------

                                 RISK FACTORS

      This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in the Prospectus.

Concentration of Revenues

      McAllen Medical Center contributed 19% and 21% of the Company's net revenues and 36% and 35% of the Company's earnings before interest, income taxes, depreciation, amortization, lease and rental expense and non-recurring transactions ("EBITDAR"), for the two years ended December 31, 1995 and 1994, respectively, excluding the effect of the special Medicaid reimbursements received at one of the Company's Texas acute care hospitals of $10.4 million and $12.4 million for the years ended December 31, 1995 and 1994, respectively (the "Indigent Care Reimbursements"). On a pro forma basis, assuming that the acquisitions of Northwest Texas Health (acquired in May 1996), the First Hospital facilities, Aiken (acquired in July 1995) and Manatee (acquired in August 1995), and the dispositions of Dallas Family Hospital and Westlake Medical Center (both disposed of in July 1995) and the disposition of Universal Medical Center (disposed of in October 1995) occurred on January 1, 1995 (the "Adjustments"), and excluding the Indigent Care Reimbursements, McAllen Medical Center would have contributed [__]% of the Company's net revenues for the year ended December 31, 1995 and [__]% of the Company's EBITDAR for such period.

      Valley Hospital Medical Center ("Valley Hospital") contributed 17% and 19% of the Company's net revenues and 30% and 35% of the Company's EBITDAR, for the years ended December 31, 1995 and 1994, excluding the Indigent Care Reimbursements. On a pro forma basis, taking into account the Adjustments and excluding the Indigent Care Reimbursements, Valley Hospital would have contributed [__]% of the Company's net revenues for the year ended December 31, 1995 and [__]% of the Company's EBITDAR for such period.


      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Manatee would have contributed [__]% of the Company's net revenues for the year ended December 31, 1995 and [__]% of the Company's EBITDAR for such period.

      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Aiken would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995 and [ ]% of the Company's EBITDAR for such period.

      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Northwest Texas Health would have contributed [__]% of the Company's net revenues for the year ended December 31, 1995, and [__]% of the Company's EBITDAR for such period. See "Prospectus Summary -- The Company."

      Any adverse change in the condition or in the results of operations of these hospitals could have a material adverse effect on the Company.

Competition

      The healthcare industry has been characterized in recent years by increased competition for patients and staff physicians, excess capacity at general hospitals, a shift from inpatient to outpatient settings, a decrease in patients' average length of stay, and increased consolidation. The principal factors contributing to these trends are advances in medical technology, cost-containment efforts by managed care payors, employers and traditional health insurers, changes in regulations and reimbursement policies, increases in the number and type of competing healthcare providers and changes in physician practice patterns. With a few exceptions, physicians are not employees of the Company's hospitals and members of the medical staffs of the Company's hospitals also serve on the medical staffs of hospitals not owned by the Company and may terminate their affiliation with the Company's hospitals at any time. The Company's future success will depend, in part, on the ability of the Company's hospitals to continue to attract and maintain staff physicians, and to organize and structure integrated healthcare delivery systems with other healthcare providers and physician practice groups. There can be no assurance that the Company's hospitals will continue to be able, on terms favorable to the Company, to attract physicians to their staffs, or to organize and structure integrated healthcare delivery systems, for which other healthcare companies with greater financial resources or a wider range of services may be competing.

Limits on Reimbursement

      The Company derives a substantial portion of its net revenues from third-party payors, including the Medicare and Medicaid programs. See "Business
- -- Sources of Revenue." Changes in government reimbursement programs have resulted in limitations on the growth rates of the reimbursement programs and, in some cases, in reduced levels of reimbursement for healthcare services, and additional changes are anticipated. Such changes are likely to result in further limitations on reimbursement levels. See "Risk Factors -- Healthcare Reform Legislation." In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required pre-admission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. In addition, efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. The Company is unable to predict the effect that these changes will have on its operations. Furthermore, limits on the scope of services reimbursed or on reimbursement rates and fees could have a material adverse effect on the financial results of the Company's operations.

Health Reform Legislation

      In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan or plans that would cover all citizens and increase payments by beneficiaries. The Company cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's business. In Texas, a law has been passed which mandates that the State apply for a waiver from current Medicaid regulations to allow it to require that certain Medicaid participants be serviced through managed care providers. The Company is unable to predict whether Texas will be granted such a waiver or the effect on the Company's business of such law.

Liability Insurance

      Most of the Company's subsidiaries are self-insured for general liability risks for claims limited to $5 million per occurrence and for professional liability risks for claims limited to $25 million per occurrence. Effective January 1, 1996, the Company's self-insured subsidiaries purchased general and professional liability insurance coverage for a three year term with a commercial insurer. These policies include coverage for claims in excess of $5 million and limited to $25 million per occurrence and have an unlimited aggregate. Coverage in excess of these limits up to $100 million is maintained with major insurance carriers. These policies include coverage up to $25 million per occurrence for general and professional liability risks.

Control By Principal Stockholder

      Alan B. Miller, the Company's Chairman of the Board, President and Chief Executive Officer, controls approximately 83% and, upon consummation of this Offering, will control approximately ___% of the general voting power of UHS. Mr. Miller also owns an aggregate of ___% of Class A Common Stock and Class C Common Stock and upon consummation of the Offering will own ___% of Class A Common Stock and ___% of Class C Common Stock. As such, Mr. Miller can elect 80% of the Board of

Directors of UHS and accomplish a merger, sale, transfer of assets or other significant transaction without the approval of UHS' other stockholders.


                                USE OF PROCEEDS

      The net proceeds to the Company from the sale of Shares being offered by it in this Offering, after deducting underwriting discounts and the estimated expenses of this Offering, are estimated to be $____ million ($____ million if the Underwriter's over-allotment option is exercised in full). Such proceeds will be used by the Company for the repayment of borrowings under the Company's revolving credit facility, which totaled approximately $____ million as of ____________, 1996, which were incurred to fund the purchases of Northwest Texas Health and the First Hospital facilities. Borrowings under the Company's revolving credit facility bear interest at either (i) the prime rate or the sum of the certificate of deposit rate and between 0.625% to 1.125%, or (ii) in the case of Eurodollar loans, the sum of the Eurodollar rate and between 0.500% to 1.000%. The revolving credit facility matures in March 2000. After application of the proceeds from this Offering, $____ million will be available to the Company under the revolving credit facility. The Company expects to borrow under the revolving credit facility as needed in connection with acquisitions, although the Company has no understandings or agreements with respect to such acquisition and other corporate purposes.

                                CAPITALIZATION

      The following table sets forth the capitalization of the Company at March 31, 1996, and such capitalization, as adjusted, to give effect to the acquisitions of Northwest Texas Health and the First Hospital facilities and the sale of the Shares offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds".


                                                                                       March 31, 1996
                                                                                       --------------

                                                                                     Actual   As Adjusted
                                                                                     ------   -----------

                                                                                       (In thousands)
Long-Term Debt:
Notes payable (including obligations under capitalized leases of $12,783 at
  December 31, 1995) with varying maturities through 2001; weighted average
  interest of 6.9% at December 31, 1995                                             $         $
Mortgages payable, interest at 6.0% to 11.0% with varying maturities through 2000
Revolving credit and demand notes
Commercial paper
Revenue bonds:
  Interest at floating rates ranging from 4.1% to 4.5% and one at a fixed rate of 8.3% at December 31, 1995 with varying maturities through 2015
8 3/4% Senior Notes due 2005, net of unamortized discount of
  $1,112
                                                                                     -----     -----
          Total Long-Term Debt
                Less: Amounts due within one year
                                                                                     -----     -----
                                                                                    $         $
                                                                                     -----     -----
Common Stockholders' Equity:
Class A Common Stock, voting, $.01 par value; authorized 12,000 shares; issued and outstanding 1,090 shares at December 31, 1995
Class B Common Stock, limited voting, $.01 par value; authorized 50,000 shares;
  issued and outstanding 12,592 shares at December 31, 1995
Class C Common Stock, voting, $.01 par value; authorized 1,200 shares; issued and outstanding 110 shares at December 31, 1995
Class D Common Stock, limited voting, $.01 par value; authorized 5,000 shares;
  issued and outstanding 22 shares at December 31, 1995
Capital in excess of par value, net of deferred compensation of $332 at December 31, 1995
Retained earnings
                                                                                     -----     -----
          Total Stockholders' Equity
                                                                                     -----     -----
          Total Capitalization                                                      $         $
                                                                                     =====     =====


                        PRO FORMA FINANCIAL INFORMATION



      The Company has entered into an agreement to purchase substantially all of the assets and operations of four behavioral health centers, located in Pennsylvania, as well as management contracts for seven other behavioral health centers and 33 acres of land adjacent to the Company's Wellington Regional Medical Center, for $36.5 million and up to $8 million which is contingent on future operating performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

      In May 1996, the Company acquired substantially all of the assets and operations of Northwest Texas Health Systems, a 360-bed medical complex located in Amarillo, Texas for $12 million in cash. The assets acquired include the real and personal property, working capital and tangible assets, plus an additional amount based on the hospital's earnings before depreciation, interest and taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

      During 1995, the Company acquired substantially all of the assets and operations of Manatee Memorial Hospital and Aiken Regional Medical Centers. In addition, during 1995, in connection with the acquisition of Aiken Regional Medical Centers, the Company divested substantially all of the assets and operations of Westlake Medical Center and Dallas Family Hospital and, in a separate transaction, sold substantially all of the assets of Universal Medical Center. See the notes to these pro forma financial statements included elsewhere in this Prospectus.

      The Pro Forma Consolidated Statements of Income were prepared as if the foregoing transactions occurred as of January 1, 1995. The Pro Forma Condensed Consolidated Balance Sheet was prepared as if the foregoing transactions occurred on December 31, 1995. These pro forma financial statements should be read in connection with the historical financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus.

      The pro forma financial information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the transactions had been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods.

                                UNIVERSAL HEALTH SERVICES, INC.

                        PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                        MARCH 31, 1996
                                          (Unaudited)
                                        (In thousands)


                                                       1996 Acquisitions
                                                       -----------------

                                  The            Northwest                                                The
                                Company            Texas              First             Other            Company
                               Historical         Health(A)         Hospital(B)       Adjustments       Pro Forma
                               ----------         ---------         -----------       -----------       ---------
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents        $762         ($125,565)         ($43,500)         $169,065(C)           $762

   Accounts receivable, net      116,400            16,764             6,171                             139,335

   Other current assets           23,892             9,816               588                              34,296

   Deferred income taxes          15,304                 0                 0                              15,304
                              -----------      ------------     -------------      ------------      ------------

      TOTAL CURRENT ASSETS       156,358          (98,985)          (36,741)           169,065           189,697
                              -----------      ------------     -------------      ------------      ------------



Property and equipment, net      411,215            85,785            32,000                             529,000

Other Assets:

   Excess of cost over fair
     value of assets acquired    134,421            22,362             1,500                             158,283

   Deferred income taxes          18,717                 0                 0                              18,717

   Deferred charges and other     47,231                 0             7,000                              54,231
                              -----------      ------------     -------------      ------------      ------------

      TOTAL ASSETS              $767,942            $9,162            $3,759          $169,065          $949,928
                              ===========      ============     =============      ============      ============

LIABILITIES AND
   STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

   Current maturities of debt     $6,980                $0                $0                              $6,980

   Accounts payable and accrued
     expenses                    126,871             9,162             3,759                             139,762

   Federal and state taxes         6,382                 0                 0                               6,382
                              -----------      ------------     -------------      ------------      ------------

   TOTAL CURRENT LIABILITIES     140,233             9,162             3,759                 0           153,154
                              -----------      ------------     -------------      ------------      ------------

Other non-current liabilities     81,482                 0                 0                              81,482

Long-term debt, net of
  current maturities             230,401                 0                 0            64,295(D)        294,696

Common stockholders' equity      315,826                 0                 0           104,770(E)        420,596
                              -----------      ------------     -------------      ------------      ------------
   TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY      $767,942            $9,162            $3,759          $169,065          $949,928
                              ===========      ============     =============      ============      ============




The accompanying notes and management's assumptions are an integral part of this statement.

                                UNIVERSAL HEALTH SERVICES, INC.

                       PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                             FOR THE YEAR ENDED DECEMBER 31, 1995
                                          (Unaudited)
                             (In thousands, except Per Share Data)


                                                               1996 Acquisitions
                                                          ----------------------------
                                           1995                                                                The
                         The           Acquisitions        Northwest                          Other          Company
                       Company             and               Texas            First          Adjust-           Pro
                      Historical       Divestitures(A)     Health(B)        Hospital(C)       ments           Forma
                     ------------     --------------      -----------      -----------      ----------      ----------

Net Revenues            $931,126            $75,311         $148,804          $45,107                      $1,200,348


Operating charges:

  Operating expenses     361,049             31,884           67,137           12,867                         472,937

  Salaries and wages     329,939             17,560           50,890           20,748                         419,137

  Provision for
    doubtful accounts     76,905              6,497           11,712            1,854                          96,968

  Depreciation and
    amortization          51,371              6,595            7,789            2,132                          67,887

  Lease and rental
    expense               36,068                151              605              155                          36,979

  Interest expense, net   11,195              8,904                0                0           3,705(E)       23,804

  Non-recurring charges   11,610              2,590                0                0                          14,200
                     ------------     --------------      -----------      -----------      ----------      ----------

     Total expenses      878,137             74,181          138,133           37,756           3,705       1,131,912
                     ------------     --------------      -----------      -----------      ----------      ----------

Income before income
  taxes                   52,989              1,130           10,671            7,351          (3,705)         68,436

Provision for income
  taxes                   17,505                822                0            1,573           5,464(F)       25,364
                     ------------     --------------      -----------      -----------      ----------      ----------

Net income               $35,484               $308          $10,671           $5,778         ($9,169)        $43,072
                     ============     ==============      ===========      ===========      ==========      ==========

Earnings per common
  and common
  equivalent share         $1.26                                                                                $1.34
                     ============                                                                           ==========

Weighted average
  number of common
  shares and
  equivalents         28,158,000                                                                           32,158,000
                     ============                                                                          ===========


  The accompanying notes and management's assumptions are an integral part of this statement.

                                UNIVERSAL HEALTH SERVICES, INC.

                       PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                             FOR THE QUARTER ENDED MARCH 31, 1996
                                          (Unaudited)
                             (In thousands, except Per Share Data)


                                                     1996 Acquisitions
                                               ------------------------------
                                  The           Northwest                                                 The
                                Company           Texas             First              Other            Company
                               Historical       Health(B)        Hospital (C)       Adjustments         Pro Forma
                              -----------      ------------     -------------      -------------       ----------
Net Revenues                    $271,616            36,369           $12,152                            $320,137

Operating charges:

   Operating expenses            102,335            17,195             3,511              (245)  (D)     122,796

   Salaries and wages             94,500            12,346             5,348                             112,194

   Provision for doubtful
     accounts                     21,767             2,726               598                              25,091

   Depreciation and amortization  14,783             1,947               533                              17,263

   Lease and rental expense        9,405               188               133                               9,726

   Interest expense, net           4,648                 0                 0                823  (E)       5,451
                              -----------      ------------     -------------      -------------       ----------

      Total expenses             247,438            34,402            10,123                578          292,541
                              -----------      ------------     -------------      -------------       ----------


Income before income taxes        24,178             1,967             2,029              (578)           27,596

Provision for income taxes         8,677                 0               405                902  (F)       9,984
                              -----------      ------------     -------------      -------------       ----------


Net income                       $15,501            $1,967            $1,624           ($1,481)           17,611
                              ===========      ============     =============      =============       ==========


Earnings per common and common
   equivalent share                $0.54                                                                   $0.54
                              ===========                                                              ==========


Weighted average number of
  common shares and
  equivalents                 28,712,000                                                               32,712,000
                              ===========                                                              ==========


The accompanying notes and management's assumptions are an integral part of this statement.

         UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

          NOTES TO MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
       PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Basis of Presentation:



The accompanying pro forma financial statements of the Company have been prepared to reflect the completion of the Northwest Texas Health System and First Hospital transactions as described in the introductory note to these pro forma financial statements.


In October 1995, the Company sold the real and personal property and substantially all of the operating assets of Universal Medical Center, a 202-bed acute care hospital located in Plantation, Florida for approximately $19.5 million in cash.


In August 1995, the Company acquired Manatee Memorial Hospital, a 512-bed acute care hospital located in Bradenton, Florida, for $139 million in cash. The acquired assets include the real and personal property, working capital and intangible assets.


In July 1995, the Company acquired the fixed assets of Aiken Regional Medical Centers ("Aiken"), including Aiken Regional Medical Center, The Carolina Cancer Center and the Aurora Pavilion from a subsidiary of Columbia/HCA Healthcare Corporation ("Columbia"). The acquired assets include the real property and moveable equipment together with intangible assets and certain working capital accounts, excluding accounts receivable.


All of the acquisitions have been accounted for as purchases by the Company and the operating results of the entities have been included in the Company's historical operating results from their respective dates of acquisition.

Adjustments to Pro Forma Balance Sheet

(A) Northwest Texas Health Acquisition:


                                                           Pro Forma Adjustments
                                                      --------------------------------
                                      Northwest
                                        Texas           Assets and         Allocation        Northwest
                                       Health          Liabilities         of Purchase       Texas Health
                                     Historical (1)    not Acquired (2)    Price (3)         Acquisition
                                    -------------     --------------      ------------      ------------
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents             $33,200          ($33,200)        ($125,565)        ($125,565)

   Accounts receivable, net               16,764                                                16,764

   Other current assets                   46,518           (36,702)                              9,816

   Deferred income taxes                                                                             0
                                    -------------     --------------      ------------      ------------



      TOTAL CURRENT ASSETS                96,482           (69,902)         (125,565)          (98,985)
                                    -------------     --------------      ------------      ------------



Property and equipment, net               65,176                              20,609            85,785

Other Assets:

   Excess of cost over fair
     value of assets acquired                                                 22,362            22,362

   Deferred income taxes                                                                             0

   Deferred charges and other              4,132            (4,132)                                  0
                                    -------------     --------------      ------------      ------------

      TOTAL ASSETS                      $165,790          ($74,034)         ($82,594)           $9,162
                                    =============     ==============      ============      ============

LIABILITIES AND
   STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

   Current maturities of debt             $1,375           ($1,375)                                  0

   Accounts payable and accrued
     expenses                             14,954            (5,792)                              9,162

   Federal and state taxes                                                                           0
                                    -------------     --------------      ------------      ------------

   TOTAL CURRENT LIABILITIES              16,329            (7,167)                0             9,162

Other non-current liabilities                592              (592)                                  0

Long-term debt, net of
  current maturities                       6,205            (6,205)                                  0

Common stockholders' equity              142,664           (60,070)          (82,594)                0
                                    -------------     --------------      ------------      ------------

   TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY             $165,790          ($74,034)         ($82,594)           $9,162
                                    =============     ==============      ============      ============






(1) To reflect the historical cost basis of the assets and liabilities of the Northwest Texas Healthcare System.

(2)  To eliminate assets and liabilities not being acquired or assumed.

(3) To allocate purchase price based on fair value of assets acquired.

(B) First Hospital Acquisition


                                                           Pro Forma Adjustments
                                                      -------------------------------
                                       First            Assets and        Allocation           First
                                      Hospital         Liabilities        of Purchase        Hospital
                                     Historical(1)     not Acquired (2)   Price (3)         Acquisition
                                    ------------      --------------     ------------      -------------
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents               $521              ($521)       ($43,500)          ($43,500)

   Accounts receivable, net               9,156             (2,985)                             6,171

   Other current assets                   7,740             (7,152)                               588

   Deferred income taxes                      0                                                     0
                                    ------------      --------------     ------------      -------------



      TOTAL CURRENT ASSETS               17,417            (10,658)        (43,500)           (36,741)
                                    ------------      --------------     ------------      -------------



Property and equipment, net              20,209                             11,791             32,000

Other Assets:

   Excess of cost over fair
     value of assets acquired               277               (277)          1,500              1,500

   Deferred income taxes                      0                                                     0

   Deferred charges and other             9,656             (9,656)          7,000              7,000
                                    ------------      --------------     ------------      -------------

      TOTAL ASSETS                      $47,559           ($20,591)       ($23,209)            $3,759
                                    ============      ==============     ============      =============

LIABILITIES AND
    STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:                          0

   Current maturities of debt             2,486             (2,486)                                 0

   Accounts payable and accrued
     expenses                             4,537               (778)                             3,759

   Federal and state taxes                  420               (420)                                 0
                                    ------------      --------------     ------------      -------------

   TOTAL CURRENT LIABILITIES              7,443             (3,684)              0              3,759

Other non-current liabilities                 0                                                     0

Long-term debt, net of
  current maturities                     15,432            (15,432)                                 0

Common stockholders' equity              24,684             (1,475)        (23,209)                 0
                                    ------------      --------------     ------------      -------------

   TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY             $47,559           ($20,591)       ($23,209)            $3,759
                                    ============      ==============     ============      =============


(1) To reflect the historical cost basis of the assets and liabilities of First Hospital Corporation.

(2)  To eliminate assets and liabilities not being acquired or assumed.

(3)  To allocate purchase price based on fair value of assets acquired.

- ------------------------------------------------------------


(C)  To record the cash proceeds from the issuance of common stock and borrowings            $169,065

(D)  To record the net borrowings necessary to finance the 1996 transactions                   64,295

(E)  To record the issuance of 2,000,000 shares at $55, net of offering costs                 104,770


     Adjustments to Pro Forma Consolidated Statements of Income

     (A) To reflect the historical revenues and expenses of the hospitals acquired and divested as part of the Manatee, Aiken and Universal Medical Transactions. The revenues and expenses of Manatee, Aiken, Westlake, Dallas Family and Universal Medical Center reflected in the table below are for the period from January 1, 1995 through the respective dates of acquisition or divestiture.


                                 Year Ended December 31, 1995

                                    The Aiken Transaction
                    ------------------------------------------------------
                                                                                                    Pro
                                                                                 Universal         Forma             1995
                                                                  Dallas          Medical         Adjust-        Transactions,
                     Manatee        Aiken         Westlake        Family          Center           ments              net
                    ----------     --------      -----------     ---------      -----------      ----------      ------------
Net Revenues        $86,133        $44,233       ($16,032)       ($10,523)      ($23,665)        ($4,835)(1)        $75,311

Operating
charges:

 Operating
 expenses            35,469         20,247         (7,965)         (4,691)       (11,843)            667(2)          31,884

 Salaries and
 wages               26,368         12,474         (7,061)         (4,354)        (9,867)                            17,560

 Provision for
 doubtful
 accounts             5,945          5,638         (1,775)         (2,228)        (1,083)                             6,497

 Depreciation
 and
 amortization         3,980          1,907         (1,295)           (884)        (1,375)          4,262(3)           6,595

 Lease and
 rental expense       1,174            576         (1,813)           (562)          (417)          1,193(4)             151

 Interest
 expense, net         7,334             92              0               0              0           1,478(5)           8,904

 Non-recurring
 charges                  0              0              0               0          5,251          (2,661)(6)          2,590

 Management
 fees                 2,446          1,299                                             0          (3,745)(7)              0
                    ----------     --------      -----------     ---------      -----------      ----------      ------------

 Total expenses      82,716         42,233        (19,909)        (12,719)       (19,334)          1,194             74,181
                    ----------     --------      -----------     ---------      -----------      ----------      ------------

Income (loss)
before
   income taxes       3,417          2,000         (3,877)         (2,196)         4,331          (6,029)             1,130

Provision
(benefit)
   for income
taxes                     0            822                                                                              822
                    ----------     --------      -----------     ---------      -----------      ----------      ------------

Net income (loss)    $3,417         $1,178        ($3,877)        ($2,196)        $4,331         ($6,029)              $308
                    ==========     ========      ===========     =========      ===========      ==========      ============



                                                                                  Year Ended
                                                                           December 31, 1995
                                                                           -----------------
(1) Adjustments to Net Revenues -

o   To eliminate nonoperating income at Manatee                                   ($3,335)

o   To eliminate management fees charged by UHS to Manatee                         (1,500)
                                                                                   -------


    Total adjustments to Net Revenues                                              (4,835)
                                                                                   -------

(2) To adjust operating expenses at manatee for state and local taxes
    and other operating expenses                                                      667
                                                                                   -------
(3) Adjustments to Depreciation and amortization -

o   To eliminate historical depreciation expense at Manatee and Aiken              (5,887)

o   To record historical depreciation and amortization expense based on average depreciable lives of 20 years for buildings and improvements,
    5 years for equipment and 15 years for the amortization of good will
    at Manatee and Aiken                                                           10,574

o   To adjust historical depreciation expense on the real property
    transferred to UHT as part of the Aiken transaction                              (425)
                                                                                   -------

    Total adjustments to Depreciation and amortization                              4,262
                                                                                   -------


(4) To record lease and rental expense relating to the assets transferred
    from UHS to UHT                                                                 1,193
                                                                                   -------


(5) Adjustment to interest expense -

o   To eliminate historical interest expense at Manatee and Aiken                  (7,426)

o   To record interest savings on UMC proceeds                                     (1,100)

o   To record interest on borrowings to finance the purchase transactions using borrowings generated from the Company's $135 million Senior Notes,
    commercial paper and revolving credit facilities 10,004                        10,004
                                                                                   -------

    Total adjustments to Interest expense                                           1,478
                                                                                   -------
(6) To eliminate the loss on the Aiken transaction recorded in 1995                (2,661)
                                                                                   -------


(7) To eliminate management fees paid to affiliates                                (3,745)
                                                                                   -------


(B) Northwest Texas Health Pro Forma


                                    Year Ended December
                                         31, 1995
                                  ---------------------
                                        Northwest                               Northwest
                                          Texas                                   Texas
                                         Health             Pro Forma            Health
                                       Historical          Adjustments          Pro Forma
                                     ---------------      -------------       -------------
Net Revenues                             $152,717           ($3,913)(1)         $148,804

Operating charges:

   Operating expenses                      62,487             4,650(2)            67,137

   Salaries and wages                      50,890                                 50,890

   Provision for doubtful accounts         11,712                                 11,712

   Depreciation and amortization            8,724              (935)(3)            7,789

   Lease and rental expense                   605                                    605

   Interest expense, net                      636              (636)(4)                0
                                     ---------------      -------------       -------------

       Total expenses                     135,054             3,079              138,133
                                     ---------------      -------------       -------------

Income (loss) before income taxes          17,633            (6,992)              10,671

Provision (benefit) for income taxes            0                                      0
                                     ---------------      -------------       -------------

Net income (loss)                         $17,663           ($6,992)             $10,671
                                     ===============      =============       =============



                                      Three Months Ended March 31, 1996
                                     ----------------------------------
                                        Northwest                               Northwest
                                          Texas                                   Texas
                                         Health             Pro Forma            Health
                                       Historical          Adjustments          Pro Forma
                                     ---------------      -------------       -------------
Net Revenues                              $37,519           ($1,150)(1)          $36,369

Operating charges:

   Operating expenses                      16,419               776(2)            17,195

   Salaries and wages                      12,346                                 12,346

   Provision for doubtful accounts          2,726                                  2,726

   Depreciation and amortization            2,091              (144)(3)            1,947

   Lease and rental expense                   188                                    188

   Interest expense, net                      112              (112)(4)                0
                                     ---------------      -------------       -------------

       Total expenses                      33,882               520               34,402
                                     ---------------      -------------       -------------

Income (loss) before income taxes           3,637            (1,670)               1,967

Provision (benefit) for income taxes            0                                      0
                                     ---------------      -------------       -------------

Net income (loss)                          $3,637           ($1,670)              $1,967
                                     ===============      =============       =============



                                                            Year Ended      Three Months Ended
                                                     December 31, 1995          March 31, 1995
                                                     -----------------          --------------

(1) Adjustments to Net Revenues -

o   To eliminate nonoperating income                        ($3,689)                ($1,066)

o   To eliminate ad valorem tax revenue at
    Northwest Texas Health                                   (8,224)                 (2,084)

o   To record indigent care receipts at Northwest
    Texas Health                                              8,000                   2,000
                                                              -----                   -----


    Total adjustments to Net Revenues                        (3,913)                 (1,150)
                                                             -------                 -------


(2) To adjust operating expenses at Northwest
    Texas Health for state and local taxes and
    other operating expenses                                  4,650                     776
                                                              -----                     ---


(3) Adjustments to Depreciation and amortization expense -

o   To eliminate historical depreciation expense at
    Northwest Texas Health                                   (8,724)                 (2,091)

o   To record historical depreciation and
    amortization expense based on average
    depreciable lives of 25 years for buildings
    and improvements, 7 years for equipment and
    15 years for the amortization of goodwill at
    Northwest Texas Health                                    7,789                   1,947
                                                              -----                   -----

    Total adjustments to Depreciation and
    amortization                                               (935)                   (144)
                                                              -----                   -----


(4) To eliminate historical interest expense                   (636)                   (112)
                                                              -----                   -----


(C) First Hospital Pro Forma


                                December 31, 1995
                                -----------------
                                          First                                   First
                                        Hospital            Pro Forma            Hospital
                                       Historical          Adjustments          Pro Forma
                                     ---------------      --------------       ------------
Net Revenues                              $45,107                                $45,107

Operating charges:

   Operating expenses                      12,867                                 12,867

   Salaries and wages                      20,748                                 20,748

   Provision for doubtful accounts          1,854                                  1,854

   Depreciation and amortization            1,830               $302(1)            2,132

   Lease and rental expense                   155                                    155

   Interest expense, net                    1,876             (1,876)(2)               0

   Management fees                          2,751             (2,751)(3)               0
                                     ---------------      --------------       ------------

       Total expenses                      42,081             (4,325)             37,756
                                     ---------------      --------------       ------------

Income (loss) before income taxes           3,026              4,325               7,351

Provision (benefit) for income taxes        1,573                                  1,573
                                     ---------------      --------------       ------------

Net income (loss)                          $1,453             $4,325              $5,778
                                     ===============      ==============       ============



                                      Three Months ended March 31, 1996
                                      ---------------------------------
                                          First                                   First
                                        Hospital            Pro Forma            Hospital
                                       Historical          Adjustments          Pro Forma
                                     ---------------      --------------       ------------
Net Revenues                              $12,152                                $12,152

Operating charges:

   Operating expenses                       3,511                                  3,511

   Salaries and wages                       5,348                                  5,348

   Provision for doubtful accounts            598                                    598

   Depreciation and amortization              452                 81(1)              533

   Lease and rental expense                   133                                    133

   Interest expense, net                      542               (542)(2)               0

   Management fees                            561               (561)(3)               0
                                     ---------------      --------------       ------------

       Total expenses                      11,145             (1,022)             10,123
                                     ---------------      --------------       ------------

Income (loss) before income taxes           1,007              1,022               2,029

Provision (benefit) for income taxes          405                                    405
                                     ---------------      --------------       ------------

Net income (loss)                            $602             $1,022              $1,624
                                     ===============      ==============       ============



(1) Adjustments to depreciation and amortization expense

o   To eliminate historical depreciation expense at         ($1,830)                 ($ 425)
    First Hospital

o   To record historical depreciation and
    amortization expense based on average
    depreciable lives of 25 years for buildings
    and improvements, 7 years for equipment and
    15 years for the amortization of goodwill at
    First Hospital                                            2,132                     533
                                                              -----                     ---

    Total adjustments to Depreciation and                       302                      81
                                                                ---                      --
      amortization


(2) To eliminate historical interest expense                 (1,876)                   (542)
                                                             -------                   -----


(3)  To eliminate management fees paid to First              (2,751)                   (561)
     Hospital                                                -------                   -----

- --------------------------------------------------


(D)  To eliminate acquisition costs incurred by
     UHS related to Northwest Texas Health and
     First Hospital                                                                    (245)
                                                                                       -----

(E)  Adjustments to interest expense-

o   To record interest on borrowings to finance
    the purchase transactions using borrowings
    under the Company's revolving credit facility
    at an average rate of 6.77% and 6.13%,
    respectively                                              4,353                     985


o   To record interest income on the $7,000,000
   loan to First Hospital                                      (648)                   (162)
                                                              -----                   -----

    Total adjustments to interest expense                     3,705                     823
                                                              -----                     ---


(F)  To adjust income tax expense                             5,464                     902
                                                              -----                     ---


                            SELECTED FINANCIAL DATA

   The selected consolidated financial and other data presented below for, and as of the end of, each of the five years in the period ended December 31, 1995, have been derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP. The selected consolidated financial data presented below for, and as of the end of the three-month periods ended March 31, 1995 and 1996 have been prepared on the same basis as the audited financial statements of the Company and include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. This data should be read in conjunction with the consolidated financial statements, related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere or incorporated by reference in this Prospectus.


                                                                                                                   (Unaudited)
                                                                  Years Ended December 31,                         Three Months
                                                                                                                  Ended March 31,
                                              ------------------------------------------------------------     ---------------------
                                                1991         1992         1993         1994         1995         1995         1996
                                              --------     --------     --------     --------     --------     --------     --------
                                                                            (Dollars in Thousands)
Statement of Operations:

  Net revenues                                $691,619     $731,227     $761,544     $782,199     $931,126     $220,715     $271,616

Costs and expenses:

  Operating expenses                           283,511      285,922      299,645      298,108      361,049       84,469      102,335

  Salaries and wages                           255,067      265,017      280,041      286,297      329,939       78,021       94,500

  Provision for doubtful
    accounts                                    44,832       45,008       55,409       58,347       76,905       17,185       21,767

  Depreciation and
    amortization                                35,022       49,059       39,599       42,383       51,371       11,310       14,783
  Lease and rental
    expense                                     34,479       33,854       34,281       34,097       36,068        8,772        9,405

  Interest expense, net                          8,150       11,414        8,645        6,275       11,195        1,614        4,648

  Nonrecurring charges                            --           --          8,828        9,763       11,610         --           --
                                              --------     --------     --------     --------     --------     --------     --------
    Total operating charges                    661,061      690,274      726,448      735,270      878,137      201,371      247,438
                                              --------     --------     --------     --------     --------     --------     --------

Income before income
  taxes                                         30,558       40,953       35,096       46,929       52,989       19,344       24,178


Provision for income
  taxes                                         10,239       20,933       11,085       18,209       17,505        7,503        8,677
                                              --------     --------     --------     --------     --------     --------     --------

Net income                                    $ 20,319     $ 20,020     $ 24,011     $ 28,720     $ 35,484     $ 11,841     $ 15,501

Per Share Data:

  Net income                                  $    .73     $    .72     $    .86     $   1.01     $   1.26     $    .43     $    .54

  Weighted Average
    number of shares
    outstanding                             29,984,000   29,940,000   29,638,000   28,778,000   28,158,000   27,884,000   28,712,000


Balance Sheet Data:

  Working capital                             $ 14,345     $ 33,716     $ 15,500     $ 14,607     $ 21,905     $ 15,593    $ 16,125

  Total assets                                 500,706      472,427      460,422      521,492      748,051      539,232      767,942

  Long-term borrowing                          127,235      114,959       75,081       85,125      237,086       75,038      230,401

  Total debt                                   179,872      118,696       79,394       92,361      244,211       82,213      237,381

  Total stockholders'
    equity                                     184,353      202,903      224,488      260,629      297,700      272,888      315,826


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

Results of Operations

Three Months of 1996 Compared to Three Months of 1995 (Consolidated)

      Net revenues increased 23% ($51 million) for the three months ended March 31, 1996 over the comparable prior year period due primarily to the acquisitions of a 225-bed acute care facility and a 512-bed acute care facility acquired during the third quarter of 1995, net of revenue effects of three acute care facilities divested during the third and fourth quarter of 1995, and revenue growth at facilities owned during both periods. Net revenues at hospital facilities owned during both periods increased 4% ($8 million) for the three months ended March 31, 1996 over the comparable prior year period, excluding the additional revenues received from the special Medicaid reimbursements received by two of the Company's acute care facilities which participate in the Texas Medical Assistance Program. Upon meeting certain conditions of participation and serving a disproportionately high share of the state's low income patients, the hospitals became eligible and received additional reimbursements totaling $1.8 million during the first quarter of 1996 and $3.8 million during the first quarter of 1995. These programs are scheduled to terminate in August, 1996 and the Company cannot predict whether these programs will continue beyond the scheduled termination date.

      Excluding the net revenue effects of the special Medicaid reimbursement programs mentioned above, earnings before interest, income taxes, depreciation, amortization and lease and rental expense ("EBITDAR") increased 37% or $14 million for the three months ended March 31, 1996 as compared to $37 million in the comparable prior year period. Overall operating margins, excluding the special Medicaid reimbursements, were 19.0% for the three months ended March 31, 1996 as compared to $37 million in the comparable prior year period. Overall operating margins, excluding the spacial Medicaid reimbursements, were 19.0% for the three months ended March 31, 1996 as compared to 17.2% in the comparable prior year period.

Acute Care Services

      Net revenues from the Company's acute care hospitals and ambulatory treatment centers accounted for 88% and 86% of the consolidated net revenues for the three month periods ended March 31, 1996 and 1995, respectively. Net revenues at the Company's acute care hospitals owned during both periods increased 6% after excluding the revenues received from the special Medicaid reimbursements described above. Despite the continued shift in the delivery of healthcare services to outpatient care, the Company's acute care hospitals owned during both periods experienced a 6% increase in inpatient admissions and a 4% increase in patient days in 1996 as compared to 1995. Outpatient activity at the Company's acute care hospitals continues to increase as a result of advances in medical technologies, which allow more services to be provided on an outpatient basis, and increased pressure from Medicare, Medicaid, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. To accommodate the increased utilization of outpatient services, the Company has expanded or redesigned several of its outpatient facilities and services.

Behavioral Health Services

      Net revenues from the Company's behavioral health services facilities accounted for 12% and 14% of the consolidated net revenues for the three month periods ended March 31, 1996 and 1995, respectively. Net revenues at the Company's psychiatric hospitals owned during both periods decreased 6% during the three months ended March 31, 1996 as compared to the comparable prior year period. Although the admissions, patient days and length of stay at these facilities increased approximately 1% during the 1996 quarter as compared to the 1995 quarter, the decrease in net revenues resulted primarily from the fact that residential treatment days, which reimburse the Company at lower rates per day as compared to other behavioral health care services, constituted a greater percentage of patient days than in the prior year period. The Company's behavioral health care facilities have continued to be effected by changes in the delivery of psychiatric services and continued cost containment pressures from payors which includes a greater emphasis on the utilization of outpatient services. Management of the Company has responded to these trends by developing and marketing new outpatient treatment programs.

Other Operating Results

      Depreciation and amortization expense increased 31% to $3.5 million for the three months ended March 31, 1996 as compared to the comparable prior year period due primarily to the Company's acquisition of two acute care hospitals in July and August of 1995 partially offset by the effect of three acute care facilities divested in July and October of 1995.

      Interest expense increased $3.0 million for the three month period ended March 31, 1996 over the 1995 quarter due primarily to increased borrowings used to finance the purchase of two acute care hospitals during the third quarter of 1995.

      The effective tax rate was 36% and 39% for the three month periods ended March 31, 1996 and 1995, respectively. The decrease in the effective rate was due primarily to the financing of employee benefit programs.

General Trends

      An increased proportion of the Company's revenue is derived from fixed payment services, including Medicare and Medicaid which accounted for 48% and 43% of the Company's net patient revenues for the three months ended March 31, 1996 and 1995, respectively, excluding the additional revenues from special Medicaid reimbursement programs. The Medicare program reimburses the Company's hospitals primarily based on established rates by a diagnosis related group for acute care hospitals and by cost based formula for psychiatric hospitals.

      In addition other payors continue to actively negotiate the amounts they will pay for services performed. In general, the Company expects the percentage of its business from managed care programs to grow, including HMOs, PPOs and Medicare and Medicaid beneficiaries enrolled in such programs. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of the Company's facilities vary among the markets in which the Company operates.

      In addition to the trends described above that continue to have an impact on operating results, there are a number of other, more general factors affecting the Company's business. Both the House of Representatives and the Senate are considering legislation providing for substantial Medicare savings over an extended period, including reductions in payments to hospitals, which would limit the rate of growth of the program. The Company can not predict what new legislation may ultimately be enacted, and if enacted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's business. In Texas, a law has been passed which mandates that the state senate apply for a waiver from current Medicaid regulations to allow the state to require that certain Medicaid participants be serviced through managed care providers. The Company is unable to predict whether Texas will be granted such a waiver or the effect on the Company's business of such waiver. See "Risk Factors - Health Reform Legislation."

1995 Compared to 1994 and 1993 (Consolidated)

      Net revenues increased 19% ($149 million) to $931 million in 1995 over 1994 and 3% ($21 million) to $782 million in 1994 as compared to 1993. The increase during 1995 was primarily attributable to revenues generated at two acute care facilities acquired by the Company during 1995 net of the revenue effects of the three acute care facilities divested during the year ($58 million), revenue growth at acute care facilities owned during both years ($44 million) and a full year of revenue generated at an acute care facility acquired by the Company in November 1994 ($29 million). The increase in net revenues in 1994 as compared to 1993 resulted primarily from revenue growth at facilities owned during both years and the acquisition and development of ambulatory treatment centers.

      Net revenues at hospital facilities owned during all three periods increased by 7% ($47 million) in 1995 over 1994 and 7% ($42 million) in 1994 over 1993, excluding the additional revenues received by two of the Company's acute care facilities which participate in the Texas Medical Assistance Program. Upon meeting certain conditions of participation and serving a disproportionately high share of the state's low income patients, these two hospitals became eligible and received additional reimbursements totalling $12.6 million in 1995, $12.7 million in 1994 and $13.5 million in 1993. These programs are scheduled to terminate in August 1996 and the Company cannot predict whether these programs will continue beyond the scheduled termination date. The Company acquired a 225-bed acute care hospital in July 1995 and a 512-bed acute care hospital in August 1995 which contributed combined net revenues of $89 million during 1995. The Company divested three acute care hospitals during 1995 and two acute care hospitals during 1993 which contributed combined net revenues of $50 million, $81 million and $115 million during 1995, 1994 and 1993, respectively. Net revenues at the Company's ambulatory treatment centers increased to $23 million in 1995 from $17 million in 1994 and $11 million in 1993.

      Excluding the revenue effects of the special Medicaid reimbursement programs, EBITDAR increased to $151 million in 1995 from $127 million in 1994 and $113 million in 1993. The Company's consolidated operating margins were 16.4% in 1995, 16.5% in 1994 and 15.1% in 1993. While operating margins at the Company's acute care and behavioral health services facilities owned during both 1995 and 1994 increased, the Company's consolidated margin was lower in 1995 as compared to 1994 due to losses sustained at the three acute care facilities divested during 1995. The improvement in the Company's consolidated operating margins in 1994 compared to 1993 was due primarily to the divestiture of two low margin acute care facilities in 1993 and lower insurance expense in 1994 as compared to 1993.

Acute Care Services

      Net revenues from the Company's acute care hospitals and ambulatory treatment centers accounted for 86%, 85% and 84% of consolidated net revenues in 1995, 1994 and 1993, respectively.

      Net revenues at the Company's acute care hospitals owned during each of the last three years increased 9% in 1995 over 1994 and 10% in 1994 over 1993, after excluding the revenues received from the special Medicaid reimbursements described above. Despite the continued shift in the delivery of healthcare services to outpatient care, the Company's acute care hospitals experienced a 9% increase in inpatient admissions and a 5% increase in patient days in 1995 as compared to 1994 due primarily to increased impatient volume at two of the Company's larger facilities. Admissions and patient days at acute care facilities owned during each of the last three years increased 10% and 8%, respectively, in 1994 as compared to 1993 due primarily to additional capacity and expansion of service lines at two of the Company's larger facilities. Outpatient activity at the Company's acute care hospitals continues to increase as gross outpatient revenues at these hospitals increased 17% in 1995 over 1994 and 15% in 1994 over 1993 and comprised 22% of the Company's gross patient revenues in each of the last three years. The increase is primarily the result of advances in medical technologies, which allow more services to be provided on an outpatient basis, and increased pressure from Medicare, Medicaid, HMOs, PPOs and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. To accommodate the increased utilization of outpatient services, the Company has expanded or redesigned several of its outpatient facilities and services.

      To take advantage of the trend toward increased outpatient services, the Company has continued to invest in the acquisition and development of outpatient surgery and radiation therapy centers. As of December 31, 1995, the Company operated or managed twenty-five outpatient treatment centers, including three added during 1995, which have contributed to the increase in the Company's outpatient revenues. The Company expects the growth in outpatient services to continue, although the rate of growth may be moderated in the future.

      Excluding the revenues received from the special Medicaid reimbursements described above, operating margins (EBITDAR) at the Company's acute care hospitals owned during all three years were 22.6%, 22.1% and 21.3% in 1995, 1994 and 1993, respectively. The improvement in 1995 over 1994 was primarily the result of increased operating margins at certain of the Company's acute care facilities. The margin improvement in 1994 over 1993 resulted primarily from lower insurance expense. Although the Company's acute care operating margins have increased during the last three years, pressure on operating margins is expected to continue due to the industry-wide trend away from charge-based payors which limits the Company's ability to increase its prices.

Behavioral Health Services

      Net revenues from the Company's behavioral health services hospitals accounted for 13%, 14% and 15% of consolidated net revenues in 1995, 1994 and 1993, respectively. Net revenues at the Company's behavioral health hospitals owned during each of the last three years increased 1% in 1995 over 1994 and decreased 7% in 1994 as compared to 1993. The increase in 1995 over 1994 resulted primarily from a 4% increase in admissions and a 2% increase in patient days while the average length of stay decreased 2% to 13.5 days in 1995 from
13.8 days in 1994.

During 1994 admissions increased 12% over 1993 while patient days decreased 3% due to a 13% decrease in the average length of stay to 13.8 days in 1994 from
15.8 days in 1993. The reduction in the average length of stay during the last three years is a result of changing practices in the delivery of psychiatric services and continued cost containment pressures from payors which includes a greater emphasis on the utilization of outpatient services. Management of the Company has responded to these trends by developing and marketing new outpatient treatment programs. The shift to outpatient care is reflected in higher revenues from outpatient services, as gross outpatient revenues at the Company's behavioral health services hospitals increased 10% in 1995 over 1994 and 17% in 1994 over 1993 and now comprises 16% of the Company's behavioral health services gross patient revenues as compared to 15% in 1994 and 13% in 1993.

      Operating margins (EBITDAR) at the facilities owned during all three years were 19.7% in 1995, 15.8% in 1994 and 21.5% in 1993. The increase in the profit margin in 1995 as compared to 1994 was caused by an increase in admissions, stabilization in length of stay and cost reductions implemented in response to the managed care environment. The decrease in the profit margin in 1994 as compared to 1993 was primarily caused by the decrease in net revenues at certain facilities which declined due to an increase in Medicaid denials, a decrease in days of care delivered and a decline in the net revenue per day.

Other Operating Results

      During 1995, the Company recorded $11.6 million of net nonrecurring charges which consists of: (i) a $14.2 million pre-tax charge due to impairment of long-lived assets; (ii) a $2.7 million loss on disposal of two acute care facilities which were exchanged along with $44 million of cash for a 225-bed acute care hospital; and (iii) a $5.3 million pre-tax gain realized on the sale of a 202-bed acute care hospital which was divested during the fourth quarter of 1995 for cash proceeds of $19.5 million.

      As discussed elsewhere, changes in third party payment methods, advances in medical technologies, legislative and regulatory initiatives at the Federal and state levels along with increased competition from other providers have impacted operating margins at the Company's facilities in recent years. These industry conditions have adversely impacted certain of the Company's specialized facilities and certain of the Company's smaller facilities in more competitive markets.

      In conjunction with the development of the Company's operating plan and 1996 budget, management assessed the current competitive position of these facilities and estimated future cash flows expected from these facilities. As a result, the Company recorded a $14.2 million pre-tax charge during 1995 to write-down the carrying value of certain intangible and tangible assets at these facilities. In measuring the impairment loss, the Company estimated fair value by discounting expected future cash flows from each facility using the Company's internal hurdle rate. The impairment loss primarily related to four facilities in the Company's behavioral health services division and three facilities in its ambulatory treatment center division.

      During 1995, the impact of managed care was most dramatically felt at the Company's free standing chemical dependency and residential treatment centers. The Company operates two chemical dependency facilities with combined 1995 net revenues of $8.6 million. Substantially all of the non-Medicare business at these facilities is now managed to a large degree by third-party payors. The increased penetration of managed care into this segment has resulted in a continued shift from inpatient care as the primary treatment model to a detoxification/partial hospitalization program resulting in fewer admissions and patient days. Combined with increasing emphasis by payors on price as the most important variable among providers and the increased competition resulting from acute care providers expanding to offer dual diagnosis and ambulatory detoxification services, the Company has determined that both profit margins and volumes at these facilities have been permanently impaired. In addition, CHAMPUS patients account for a significant portion of the Company's net revenue at its two residential treatment centers which had combined net revenues of $10.9 million in 1995. Changes in CHAMPUS regulations and managed care penetration into this segment of the business have driven down lengths of stay dramatically. At these facilities, whose profitability is largely dependent on very long lengths of stay, the decline in the average length of stay has resulted in a permanent impairment.

      Within the Company's ambulatory treatment center division, three centers with combined 1995 net revenues of $3.7 million, are located in highly competitive markets which have become heavily penetrated with managed care. As a result, net revenues per case and case volumes at these centers have decreased 11% and 7%, respectively, in 1995 as compared to 1994 due primarily to increased influence of payors, increased monitoring of outpatient services and willingness of hospitals to compete with ambulatory treatment centers on price. The Company expects these unfavorable trends to continue within these two geographical markets resulting in a permanent impairment.

      During 1994, nonrecurring charges of $9.8 million were recorded consisting of the following: (i) a $4.3 million estimated loss on the disposal of two acute care facilities mentioned above; (ii) a $2.8 write-down of the carrying value of a psychiatric hospital owned by the Company and leased to an unaffiliated third party which is currently in default under the terms of the lease agreement;
(iii) a $1.4 million write-down recorded against the book value of the real property of a behavioral health services hospital; and (iv) $1.3 million of expenses related to the disposition of a non-strategic business. Included in the $8.8 million of nonrecurring charges recorded in 1993 in $4.4 million loss on disposal of two acute care facilities divested during the fourth quarter of 1993 and $4.4 million related to the winding down or disposition of non-strategic businesses.

      Depreciation and amortization expense increased $9.0 million in 1995 over 1994 due primarily to the Company's acquisition of two acute care hospitals in July and August of 1995, net of effects of three acute care facilities divested during the year ($5.6 million), a full year of depreciation expense of an acute care hospital acquired in November of 1994 ($1.1 million) and the increased depreciation expense related to capital expenditures and acquisition of outpatient treatment centers ($2.3 million). Depreciation and amortization expense increased $2.8 million in 1994 over 1993 due primarily to $1.9 million of such expenses related to the Company's acquisition of outpatient treatment centers and the increased depreciation expense related to capital expenditures made in the Company's acute care division.

      Interest expense increased $4.9 million or 78% during 1995 over 1994 due primarily to borrowings used to finance the purchase of two acute care hospitals during 1995. The Company issued $135 million of Senior Notes during 1995 which have a coupon rate of 8.75% (9.2% effective rate including amortization of interest rate swap termination fees and amortization of bond discount). The $131 million of net proceeds generated from the issuance of these notes were used to finance the cash purchase price of the two acute care hospitals acquired during 1995 while the excess of the purchase price over the net proceeds ($52 million) was financed from operating cash flows and borrowings under the Company's commercial paper and revolving credit facilities. Interest expense decreased $2.4 million or 27% in 1994 as compared to 1993 was due to lower average outstanding borrowings.

      The effective tax rate was 33%, 39% and 32% in 1995, 1994 and 1993, respectively. The decrease in effective tax rate in 1995 as compared to 1994 was due to: (i) the deductibility of previously non-deductible goodwill amortization resulting from the sale of three acute care hospitals; and (ii) the financing of employee benefit programs. The increase in the effective tax rate for 1994 as compared to 1993 was due to the 1993 tax provision containing a reduction in the state tax provision.

Inflation

      The healthcare industry is very labor-intensive and salaries and benefits are subject to inflationary pressures, as are supply costs which tend to escalate as vendors pass on the rising costs through price increases. Although the Company cannot predict its ability to continue to cover future costs increases, management believes that through the adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation, which has not had a material impact on the results of operations during the last three years, on future operating margins should be manageable. However, the Company's ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients may be limited since although these fixed payments rates are indexed for inflation annually, the increases have historically lagged behind actual inflation.

Liquidity and Capital Resources

      Net cash provided by operating activities was $32.7 million for the three months ended March 31, 1996 and $24.1 million for the three moths ended March 31, 1995. The $8.6 million increase during the 1996 quarter as compared to the 1995 comparable period was primarily due to a $5.7 million increase in the net income plus the addback of the non-cash charges (depreciation, amortization and provision for self-insurance reserves). In addition, cash flow from operating activities in the first quarter of 1995 was adversely impacted by an increase in accounts receivable resulting from a temporary decline in cash collections due to information systems conversions at the Company's hospitals. Partially offsetting these changes was a $2.7 million increase in payments made in settlement of self-insurance claims. The net cash provided by operating activities substantially exceeded the scheduled maturities of long-term debt.

      During the first three months of 1996, the Company used $25.7 million of its operating cash flow to finance capital expenditures (including $7 million spent on the construction of a new medical complex in Summerlin, Nevada) and $6.8 million to reduce outstanding debt.

      Subsequent to the end of the 1996 first quarter, the Company executed a purchase agreement to acquire four behavioral health care hospitals located in Pennsylvania and seven contracts to manage behavioral health programs. This purchase transaction, which is subject to regulatory approval, is expected to be completed in June, 1996. The total purchase price for the acquisition of these hospitals and management contracts is $36.5 million in cash for the operations and the property, plant and equipment and up to an additional $5 million which is contingent upon the future operating performance of the acquired assets. In May of 1996, the Company advanced $36.5 million to the seller pursuant to a term note, which is secured by the stock of the subsidiaries to be acquired by the Company, which matures upon the earlier of the granting of regulatory approval and the closing of the purchase transaction, or October 31, 1996. Also in connection with this transaction, the Company entered into a $7 million loan agreement which is secured by the stock of the subsidiaries to be acquired by the Company. The $7 million note, the term of which may be extended upon closing of the above mentioned purchase transaction, is scheduled to mature upon the earlier of the granting of regulatory approval and the closing of the purchase transaction described above, or October 31, 1996.

      In May, 1996 the Company completed the acquisition of Northwest Texas Healthcare System located in Amarillo, Texas for approximately $125 million in cash. Northwest Texas Healthcare System consists of a 360 licensed bed full service acute care hospital and free standing behavioral health hospital, two urgent care clinics and other operations. The funds used to finance the above mentioned transactions were borrowed on the Company's resolving credit facility.

      The Company expects to finance all capital expenditures and acquisitions with internally generated funds, borrowed funds or the sale of debt or equity securities. As of March 31, 1996, after including the $168.5 million of additional borrowings for the purchase transactions described above, the Company had $42 million of unused borrowing capacity under its commercial paper and revolving credit facilities.

                                    BUSINESS

General

      The principal business of the Company is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. Presently, the Company operates 35 hospitals, consisting of 16 acute care hospitals and 19 behavioral health centers, in Arkansas, California, Florida, Georgia, Illinois, Louisiana, Massachusetts, Michigan, Missouri, Nevada, Oklahoma, Pennsylvania, South Carolina, Texas and Washington. The Company, as part of its Ambulatory Treatment Centers Division owns outright, or in partnership with physicians, and operates or manages 26 surgery and radiation oncology centers located in 15 states.

      Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and psychiatric services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, data processing, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Industry Overview

      Healthcare is one of the largest industries in the United States, representing total expenditures of approximately $938.3 billion, or 13.9% of gross domestic product, in 1994 according to the Federal Healthcare Financing Administration ("HCFA"). Increases in healthcare expenditures, including hospital expenditures, historically have outpaced inflation due to, among other factors, the aging of the population and the increased availability and use of high-technology treatments and tests. According to HCFA, healthcare expenditures increased by approximately 6.1% in 1994 from approximately $884.0 billion in 1993.

      In response to escalating healthcare costs, government and private purchasers of healthcare services have undertaken substantial revisions in their payment methodologies and have increased significantly the degree to which they monitor the utilization of services. Additionally, payors increasingly are utilizing HMOs and PPOs as cost-effective alternatives to traditional fee-for-service health insurance plans. Under these systems, hospitals bear the financial risk of providing healthcare services since they receive a specific, fixed reimbursement for each treatment, or specific fixed periodic payments based on the number of members of the HMO or PPO served or eligible for service by that hospital, regardless of the actual costs of providing the care. These payment systems have resulted in increased contractual allowances and discounts to hospitals' standard charges for services and a shift from inpatient to outpatient care.

      These changes in payment methodologies have created many changes in the provision of healthcare. A significant shift from inpatient to outpatient care has resulted in significant unused hospital capacity and increases in the utilization of outpatient services and greater outpatient revenues. As a result, in part, of the changes in the industry, there has been significant consolidation in the hospital industry over the past few years. In response to payor trends, integrated healthcare networks have been established to provide a continuum of patient care in a cost-effective framework.

Business Strategy

      The Company's strategy to enhance its profitability and to continue to provide high quality, cost-effective healthcare services includes the following key elements:

     o establish and maintain market leadership positions in small and medium-sized markets with favorable demographics;

     o develop or participate in the leading integrated healthcare delivery system in each of its hospital's markets;

     o    develop and maintain strong relationships with physicians;

     o    maintain a low cost structure while providing high quality care; and

     o    attract managed care contracts.

Establish and Maintain Leadership Positions in Small and Medium-Sized Markets with Favorable Demographics

      The Company believes that small and medium-sized markets provide the Company with strong opportunities for profitability since such markets typically are less competitive than major metropolitan markets and have lower cost structures. The Company strives to enhance its leadership position in its existing markets by improving the hospital's physical plant, by improving and increasing the services offered by the hospital and by making complementary acquisitions or constructing additional facilities. In determining whether to enter new markets, the Company considers, among other factors, the competitive situation and demographic profile.

      Examples of the Company's development and expansion of operations in small and medium-sized markets is the Company's recent acquisition and development activities. In Las Vegas, which is located in the fastest growing MSA in the nation, the Company owns the 398-bed Valley Hospital. At Valley Hospital, the Company recently developed an outpatient surgery center, conducted a major renovation of its emergency room and is establishing a neonatal intensive care unit. In addition, to further enhance the Company's leadership in Las Vegas, the Company is developing, with the Howard Hughes Corporation, a medical complex, including a 129-bed acute care hospital, an ambulatory surgery center, a medical office building, and a diagnostic center in the community of Summerlin, Nevada, in western Las Vegas. Howard Hughes Corporation has granted to the Company the exclusive right to operate medical facilities in Summerlin.

      In McAllen, Texas, to complement the Company's market leading 428-bed McAllen Medical Center, the Company recently acquired Edinburg Hospital, located in Edinburg, north of McAllen. McAllen is in the third fastest growing MSA in the nation. The Company is further expanding its presence in the McAllen market by building a new 100-bed acute care hospital in Edinburg and converting the existing property to a nursing and rehabilitation facility.

      The Company's recent acquisitions of Aiken and Manatee in 1995 provide the Company with two market leaders in markets with favorable demographics. Aiken, a 225-bed medical complex located in Aiken, South Carolina, is the only hospital located in Aiken County, South Carolina. In addition, to acquire Aiken, the Company exchanged Dallas Family Hospital and Westlake Medical Center, two hospitals which are not leaders in their markets and which the Company was unable to link to their respective market leaders. Manatee, a 512-bed acute care hospital, is one of two hospitals in Manatee County, Florida.

      The Company's recent acquisition of Northwest Texas Health also provides the Company with a market leader. Northwest Texas Health is one of two hospitals located in Amarillo, Texas. Amarillo is located 90 miles from the next largest city. The Company intends to position Northwest Texas Health as the hub of a health care delivery system. Amarillo is a market of 286,000 people growing 20% faster than the population of the U.S. as a whole. Northwest Texas Health Care is a full service tertiary health care system with market leading cardiac, obstetrics, pediatrics, trauma, and behavioral health services. In addition to the acute care and behavioral health hospitals, Northwest Texas also operates two fully equipped outpatient urgent care clinics and the county's only ambulance and only rescue helicopter services. The System had been government operated. The Company expects to improve the operating performance of the System by adding services, more aggressively marketing existing capabilities, reducing supply expenses, reducing the expense of purchased services, and reducing labor costs.

      The majority of the Company's behavioral health centers are either the first or second largest facility in their respective markets, ranked by beds/revenues. In April 1996, the Company entered into an agreement to acquire First Hospital. This acquisition will augment the Company's presence in Pennsylvania. Each of the First Hospital facilities is the leading provider of behavioral health services in its market. The combination of the four owned facilities and their related outpatient activities plus the four managed units in Pennsylvania create a comprehensive behavioral health network in Pennsylvania. The company believes its historical success in operating behavioral health facilities, when coupled with the acquired contract management business of First Hospital, will make it an effective competitor for new contracts to manage behavioral health units of hospitals.

      The Company has also established market leadership positions with most of its ambulatory surgery centers and radiation oncology centers. The majority of the Company's surgery centers are the sole free standing providers in their respective markets and all except one of the Company's free standing radiation centers are the sole providers. The Company seeks to acquire ambulatory surgery centers and radiation oncology centers which are the sole free standing providers in a market since these centers provide a cost-effective alternative to the local hospital.

Develop Integrated Healthcare Delivery Systems

      In each of its hospital's markets, the Company has established or is developing an integrated healthcare delivery system to offer a full range of patient care on a cost-effective basis. Through the development of integrated healthcare delivery systems, the Company believes that it will augment revenues and market share by attracting an increasing share of large, sophisticated governmental and private sector managed care contracts. The Company believes that hospitals are the logical hubs for the development of integrated healthcare delivery systems due to their highly developed infrastructure, extensive base of services, sophisticated equipment and skilled personnel. The Company believes that the development of integrated healthcare delivery systems is accomplished by (i) maintaining a single hospital's leadership in its market or (ii) coordinating the services of its hospital with the market leader.

      In certain markets where the Company is a market leader, for example Las Vegas, Nevada, and McAllen, Texas, the Company has positioned its hospitals as the center of healthcare delivery systems by responding to community needs and developing new services. In Las Vegas, for example, the Company developed an outpatient surgery center, conducted a major renovation of its emergency room and is establishing a neonatal intensive care unit. In the Las Vegas and McAllen markets, the Company has also undertaken development activities. In addition, as a market leader, the Company intends to position Northwest Texas Health as the center of a healthcare delivery system. See "Prospectus Summary -- Recent Events."

      To increase the presence of the Company's behavioral health centers in southeastern Massachusetts, the Company recently acquired Fuller Memorial Psychiatric Hospital. Fuller, which is located in close proximity to two of the Company's other behavioral health centers and its 11 day-treatment clinics, will augment the Company's ability to serve additional patients in southeastern Massachusetts.

      In markets where the Company is not by itself a market share leader, the Company attempts to link its hospitals with the market leader. The Company has effected such a linkage in New Orleans where its hospitals are linked with Methodist Hospital and East Jefferson Hospital, both of which are their respective market leaders.

Develop and Maintain Strong Relationships with Physicians

      The Company believes that its success will depend in large part on maintaining strong relationships with physicians, and has, therefore, devoted substantial management effort and resources to establish and maintain such relationships and to foster a physician-friendly culture at each of its hospitals. The Company attracts physicians to its hospitals by equipping its hospitals with sophisticated equipment, constructing medical office buildings adjacent to many of its hospitals, providing physicians with a large degree of independence in conducting their hospital practice, supplying a quality nursing and technical staff and sponsoring training programs to educate physicians on advanced medical procedures. These efforts help develop and maintain strong relationships with physicians and better serve the needs of patients. In addition, consistent with the Company's goal of establishing integrated healthcare delivery systems, the Company is expanding its alliances with physicians to create long term hospital/physician linkages. These arrangements will allow physicians to participate in the delivery of healthcare at the network level. For example, in Nevada, the Company has established Universal Health Network, a PPO with approximately 125,000 covered lives.

Maintain a Low Cost Structure While Providing High Quality Care

      The Company has taken steps to create a low cost structure, which the Company believes will enable it to continue to compete effectively in each of its current markets. The Company has established standardized management information systems which provide accurate clinical and financial data for use by hospital staff, physicians and corporate management. In addition, the Company closely monitors departmental staffing and has established staffing level targets for each hospital based on the amount and type of services provided. The Company reviews compliance with these staffing targets on a monthly basis. The Company also reviews patient length of stay, service utilization, cash flow, accounts receivable collection, inventory levels and outside purchases. To reduce the cost of supplies, the Company has entered into national purchasing contracts.

      While maintaining its commitment to a low cost structure, the Company has developed and implemented a continuous quality improvement program designed to assess all levels of patient care provided in its hospitals. While the basics of the program are mandated by federal, state and Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") regulations and standards, the objective of the program is to meet or exceed the mandates by focusing on hospital systems, patient, physician and employee concerns. The quality improvement program is managed by a multidisciplinary committee consisting of physicians, nurses, ancillary managers and administration. The committee performs peer review, monitoring all functions within the hospital, identifying opportunities to improve, recommending actions and following up on the changes to assure improvement. The committee and its administrative support department, quality management and the corporate quality improvement services department meet regularly to address specific problems, program integrity, and ways to improve patients care under a "Total Quality Management System." Continual review, analysis and training provided through the quality improvement program provides patients, physicians and third party payors assurance that efficient, quality patient care receives the highest priority at each of the Company's hospitals. The Company's efforts in maintaining high quality care have been recognized. Recent awards include (i) the 1994 Quality and Productivity Award given by the United States Senate to Valley Hospital Medical Center, (ii) Keystone Center, Chalmette Medical Center, Turning Point Hospital, HRI Hospital and The Arbour receiving JCAHO Accreditation with Commendation (awarded to only 5% of hospitals, nationally) and (iii) the Company being recognized by the Pennsylvania Council of Excellence for quality management accomplishment.

Attract Managed Care Contracts

      The Company has extensive experience in working with managed care providers. Pressures to control healthcare costs have resulted in a continuing increase in the percentage of the United States population that is covered by managed healthcare plans. To increase the cost-effectiveness of healthcare delivery, managed care payors have introduced new utilization review systems and have increased the use of discounted and capitated fee arrangements. Further, managed care payors have attempted, where appropriate, to direct patients to less intensive alternatives along the continuum of patient care. Management has responded to this trend by increasing the outpatient services offered at its hospitals and behavioral health centers. In addition, the Company also continues to add to its Ambulatory Treatment Centers Division, acquiring nine facilities in 1994, and four facilities in 1995. In determining with which providers to contract, payors consider, among other factors, the quality of care provided, the range of services, the geographic coverage and the cost-effectiveness of the care provided. The Company believes that the development and expansion of its integrated healthcare delivery systems will enable it to better compete for managed care contracts with payors, which, in turn, should allow it to expand its patient volume and cash flow, notwithstanding the reduced rates at which services are provided.

Operations

      After giving effect to the recent acquisition of Northwest Texas Health, the Company will derive the majority of its revenue from Valley Hospital, McAllen Medical Center, Manatee Memorial Hospital, Aiken Regional Medical Centers and Northwest Texas Health Systems. Following is a brief discussion of these facilities and their respective geographic areas and certain of the Company's other operations:

      Las Vegas, Nevada. The Company's Valley Hospital is a 398-bed hospital located in Las Vegas. Las Vegas is in the fastest growing MSA in the country. On a pro forma basis, assuming the Adjustments and excluding the Indigent Care Reimbursements, Valley Hospital would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995, and [ ]% of the Company's EBITDAR for such periods. To enhance its competitive position in the Las Vegas market, Valley Hospital recently underwent a major expansion of its emergency room facility, established an outpatient surgery center and is establishing a neonatal intensive care unit.

      The Company has begun construction of a new facility in Summerlin, Nevada which is a master planned community located in western Las Vegas. The new Summerlin Medical Center will be completed in three phases and will consist of a 100,000 square foot medical building, an outpatient surgery and diagnostic center and a 129-bed acute care hospital. Howard Hughes Corporation has granted to the Company the exclusive right to operate medical facilities in Summerlin. See "Prospectus Summary -- Recent Events."

      McAllen, Texas. McAllen, located in the Rio Grande Valley area of Texas, is the center of a 200 mile wide consumer market area with more than ten million people. McAllen and its surrounding communities are in the fourth fastest growing MSA in the country. Furthermore, the population in McAllen increases significantly in the winter months with the inflow of retirees from the northern states. The Company's McAllen Medical Center, a 464-bed facility, is the largest hospital in the Rio Grande Valley and is the hub of a five hospital delivery network organized by the Company. The medical center offers a wide range of services including general medical/surgical care, a 24-hour emergency room, oncology care, cardiac care, obstetric, pediatric and neonatal care and laser surgery. On a pro forma basis, assuming the Adjustments and excluding the Indigent Care Reimbursements, McAllen Medical Center would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995, and [ ]% of the Company's EBITDAR for such period.

      The Company acquired Edinburg Hospital in 1994, a 112-bed acute care facility. Located eight miles north of McAllen, this facility enhances the Company's delivery network in this rapidly growing area. The Company is further expanding its presence in the McAllen market by building a new 100-bed acute care hospital in Edinburg and converting the existing property to a nursing and rehabilitation facility.

      Manatee County, Florida. Manatee County is located approximately 50 miles south of Tampa on the Gulf Coast of Florida. The County has a current population of approximately 250,000. The Company's Manatee Memorial Hospital ("Manatee"), a 512-bed facility, has a location which will benefit from the continuing eastern expansion of the County. Manatee offers a wide range of services from primary medical and surgical procedures to obstetric, pediatric, psychiatric and a broad range of specialized programs. The Manatee Heart Center offers the full range of cardiac care from catheterization and non-invasive procedures to open heart surgery. The Manatee Center for Women's Health offers neonatal care in addition to its obstetric and gynecological services. The Emergency Care Center is a state-of-the-art facility servicing 90% of the trauma cases in the County. Manatee also offers a full range of outpatient services to the community. It is the only hospital in the County to operate a Life Management inpatient and outpatient program for mentally ill individuals. Recently, Manatee opened its new Surgery and Outpatient Services Center which provides outpatient services to the community through twelve new surgical suites and arrays of diagnostic tests and surgical procedures.

      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Manatee would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995, and [ ]% of the Company's EBITDAR for such period.

      Aiken, South Carolina. Aiken Regional Medical Centers ("Aiken"), a 225-bed medical complex, is the only hospital located in Aiken County, South Carolina. Aiken County, which is located in west central South Carolina, has a population of approximately 130,000 people. Aiken serves Aiken County, as well as three other counties in South Carolina with a total market of approximately 180,000 people. Aiken's facilities include a modern, full service acute care hospital and a behavioral health center.

      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Aiken would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995, and [ ]% of the Company's EBITDAR for such period.

      Amarillo, Texas. Amarillo is located in the Texas panhandle, has a current population of approximately 200,000 and is located 90 miles from the next largest city. Northwest Texas Health Systems ("Northwest Texas Health"), a 360-bed medical complex, includes a full service acute care hospital offering primary medical and surgical procedures and specialized programs. The hospital is the leading provider of emergency trauma, obstetrics, neonatal and pediatric care in the market. Northwest Texas Health is one of two hospitals in Amarillo and is the teaching facility of Texas Tech University.

      Assuming the Adjustments and excluding the Indigent Care Reimbursements, Northwest Texas Health would have contributed [ ]% of the Company's net revenues for the year ended December 31, 1995, and [ ]% of the Company's EBITDAR for such period.

      The majority of the Company's behavioral health centers are either the first or second largest facility in their respective markets, ranked by beds/revenues.

      The Company has also established market leadership positions with most of its ambulatory surgery centers and radiation oncology centers. The majority of the Company's surgery centers are the sole free standing providers in their respective markets and all except one of the Company's free standing radiation centers are the sole providers. The Company seeks to acquire ambulatory surgery centers and radiation oncology centers which are the sole free standing providers in a market since these centers provide a cost-effective alternative to the local hospital.

      The Company recently has constructed and opened its first combined women's hospital and Obstetrician physician practice management center in Edmond, Oklahoma a suburb of Oklahoma City. The strategy of Renaissance Centers For Women is to develop and manage fully integrated specialty hospitals and physician clinic practices of obstetricians. The hospitals house the most modern LDRP suites, operating rooms, laboratory, and imaging capabilities generally available to this physician specialty. The company may construct additional centers and manage additional OB/GYN practices in the future.

Facilities

      The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health centers, the number of beds, for each of the Company's facilities:


                                                                   Acute Care Hospitals
                                                                                          Number
                    Name of Facility                               Location               of Beds      Interest
Aiken Regional Medical Centers                            Aiken, South Carolina              225        Owned
Auburn General Hospital                                   Auburn, Washington                 149        Owned
Chalmette Medical Center(1)                               Chalmette, Louisiana               118        Leased
Doctors' Hospital of Shreveport(2)                        Shreveport, Louisiana              136        Leased
Edinburg Hospital                                         Edinburg, Texas                    112        Owned
Inland Valley Regional Medical                            Wildomar, California                80        Leased
  Center(1)
Manatee Memorial Hospital                                 Bradenton, Florida                 512        Owned
McAllen Medical Center(1)                                 McAllen, Texas                     464        Leased
Northern Nevada Medical Center(3)                         Sparks, Nevada                     150        Owned
Northwest Texas Health Systems                            Amarillo, Texas                    360        Owned
Renaissance Women's Center                                Edmond, Oklahoma                 [   ]        Owned
River Parishes Hospitals(4)                               LaPlace and                        216     Leased/Owned
                                                          Chalmette,
                                                          Louisiana
Valley Hospital Medical Center                            Las Vegas, Nevada                  398        Owned
Victoria Regional Medical Center                          Victoria, Texas                    147        Owned
Wellington Regional Medical Center(1)                     West Palm Beach,                   120        Leased
                                                          Florida



                                                                 Behavioral Health Centers

                                                                                          Number
                    Name of Facility                                 Location             of Beds      Ownership
The Arbour Hospital                                       Boston, Massachusetts              118        Owned
The BridgeWay(1)                                          North Little Rock,                  70        Leased
                                                          Arkansas
Clarion Psychiatric Center                                Clarion, Pennsylvania               52     Acquisition
                                                                                                       Pending
Del Amo Hospital                                          Torrance, California               166        Owned
Forest View Hospital                                      Grand Rapids, Michigan              62        Owned
Fuller Memorial Psychiatric Hospital                      South Attleboro,                    82        Owned
                                                          Massachusetts
Glen Oaks Hospital                                        Greenville, Texas                   54        Owned
The Horsham Clinic                                        Ambler, Pennsylvania               138     Acquisition
                                                                                                       Pending
HRI Hospital                                              Brookline, Massachusetts            68        Owned
KeyStone Center(5)                                        Wallingford, Pennsylvania           84        Owned
La Amistad Residential Treatment Center                   Maitland, Florida                   56        Owned
Meridell Achievement Center(1)                            Austin, Texas                      114        Leased
The Meadows Psychiatric Center                            Centre Hall, Pennsylvania          101     Acquisition
                                                                                                       Pending
The Pavilion                                              Champaign, Illinois                 46        Owned
River Crest Hospital                                      San Angelo, Texas                   80        Owned
River Oaks Hospital                                       New Orleans, Louisiana             126        Owned
Roxbury Psychiatric Center                                Shippensburg,                       71     Acquisition
                                                          Pennsylvania                                 Pending
Turning Point Hospital(5)                                 Moultrie, Georgia                   59        Owned
Two Rivers Psychiatric Hospital                           Kansas City, Missouri               80        Owned



                                           Ambulatory Surgery Centers

          Name of Facility(7)                           Location
Arkansas Surgery Center of Fayetteville          Fayetteville, Arkansas

Goldring Surgical and Diagnostic Center          Las Vegas, Nevada

M.D. Physicians Surgicenter of Midwest City      Midwest City, Oklahoma

Outpatient Surgical Center of Ponca City         Ponca City, Oklahoma

St. George Surgical Center                       St. George, Utah

Seacoast Outpatient Surgical Center              Somersworth, New
                                                 Hampshire

Surgery Centers of the Desert                    Rancho Mirage, California
                                                 Palm

                                                 Springs, California

The Surgery Center of Chalmette                  Chalmette, Louisiana

Surgery Center of Littleton                      Littleton, Colorado

Surgery Center of Springfield                    Springfield, Missouri

Surgery Center of Texas                          Odessa, Texas

Surgical Center of New Albany                    New Albany, Indiana

Surgery Center of Corona                         Corona, California

Surgery Center of Waltham                        Waltham, MA




                                           Radiation Oncology Centers

          Name of Facility                              Location

Auburn Regional Center for Cancer Care           Auburn, Washington

Bowling Green Radiation Oncology Associates(6)   Bowling Green,
                                                 Kentucky

Blue Grass Regional Cancer Center(6)             Frankfort, Kentucky

Columbia Radiation Oncology                      Washington, D.C.

Danville Radiation Therapy Center(6)             Danville, Kentucky

Glasgow Radiation Oncology Associates(6)         Glasgow, Kentucky

Louisville Radiation Oncology(6)                 Louisville, KY

Madison Radiation Oncology Associates(8)         Madison, Indiana

McAllen Medical Center Cancer Institute          McAllen, Texas

Regional Cancer Center at Wellington             West Palm Beach,
                                                 Florida

Southern Indiana Radiation Therapy(8)            Jeffersonville, Indiana


- ----------

(1)  Real property leased from UHT.

(2)  Real property leased with an option to purchase.

(3)  General partnership interest in limited partnership.

(4) Includes Chalmette Hospital, a 114-bed rehabilitation facility. The Company owns the LaPlace real property and leases the Chalmette real property from UHT.

(5)  Addictive disease facility.

(6) Managed Facility. A partnership, in which the Company is the general partner, owns the real property.

(7) Each facility other than Goldring Surgical and Diagnostic Center and The Surgery Center of Chalmette are owned in partnership form with the Company owning general and limited partnership interests in a limited partnership. The real property is leased from third parties.

(8) A partnership in which the Company is the general partner owns the real property.


Bed Utilization and Occupancy Rates

      The following table shows the bed utilization and occupancy rates for the hospitals currently operated by the Company for the years indicated. Accordingly, the information is presented on a basis different from that used in preparing the historical financial information included or incorporated by reference in this Prospectus. 1995 (Pro forma) assumes the effect of the Adjustments as if they occurred on January 1, 1995.

                                                                       1995
                              1991    1992    1993     1994    1995 (Pro Forma)
                              ----    ----    ----     ----    ---- -----------
Average Licensed Beds
  Acute Care Hospitals               2,645   2,730    2,791   2,808
  Behavioral Health Centers          1,206   1,216    1,224   1,256
Average Available Beds (1)
  Acute Care Hospitals               2,364   2,495    2,560   2,616
  Behavioral Health Centers          1,197   1,214    1,224   1,250
Hospital Admissions
  Acute Care Hospitals              83,826  87,174   92,911 100,004
  Behavioral Health Centers         13,505  15,560   16,804  17,888
Average Length of Patient
Stay
  (Days)
  Acute Care Hospitals                 5.8     5.6      5.3     5.1
  Behavioral Health Centers           15.6    13.0     11.6    11.2
Patient Days (2)
  Acute Care Hospitals             485,015 486,291  496,462 511,487
  Behavioral Health Centers        211,390 202,047  195,004 200,857
Occupancy Rate (3):
  Licensed Beds
  Acute Care Hospitals                 50%     49%      49%     50%
  Behavioral Health Centers            48%     45%      44%     43%
  Available Beds
  Acute Care Hospitals                 56%     53%      53%     54%
  Behavioral Health Centers            48%     46%      44%     44%

- ----------

(1) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs.

(2) "Patient Days" is the aggregate sum for all patients of the number of days that hospital care is provided to each patient.

(3) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.

Sources of Revenue

      The Company receives payment for services rendered from private insurers, including managed care plans, the Federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. All of the Company's acute care hospitals and most of the Company's behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities. The requirements for certification are subject to change and, in order to remain qualified for such programs, it may be necessary for the Company to make changes from time to time in its facilities, equipment, personnel and services. Although the Company intends to continue in such programs, there is no assurance that it will continue to qualify for participation.

      The sources of the Company's hospital revenues are charges related to the services provided by the hospitals and their staffs, such as radiology, operating rooms, pharmacy, physiotherapy and laboratory procedures, and basic charges for the hospital room and related services such as general nursing care, meals, maintenance and housekeeping. Hospital revenues depend upon the occupancy for inpatient routine services, the extent to which ancillary services and therapy programs are ordered by physicians and provided to patients, the volume of out-patient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of bed occupied (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

      The following tables show approximate percentages of net revenue derived by the Company's acute care hospitals and behavioral health centers which are currently owned. 1995 (Pro forma) assumes the effect of the Adjustments as if they occurred on January 1, 1995.

               Percentage of Net Revenues of Acute Care Hospitals

                                                                        1995
                               1991   1992    1993   1994     1995   (Pro Forma)
                               ----   ----    ----   ----     ----   -----------
Payors:
  Medicare                     44.4%  44.3%   43.8%  41.7%      --%          %
  Medicaid                      8.5%  11.0%   12.0%  12.8%      --%          %
Other Sources (including
  Blue Cross)                  47.1%  44.7%   44.2%  45.5%      --%          %
                              ------ ------  ------ ------   ------     ------
     Total:                   100.0% 100.0%  100.0% 100.0%   100.0%     100.0%
                              ====== ======  ====== ======   ======     ======



             Percentage of Net Revenues of Behavioral Health Centers

                                                                        1995
                               1991   1992    1993   1994     1995   (Pro Forma)
                               ----   ----    ----   ----     ----   -----------
Payors:
  Medicare                     17.6%  20.9%   22.1%  25.2%      --%          %
  Medicaid                      4.8%   5.4%   14.2%  20.0%      --%          %
Other Sources (including
  Blue Cross                   77.6%  73.7%   63.7%  54.8%      --%
                              ------ ------  ------ ------   ------     ------
     Total:                   100.0% 100.0%  100.0% 100.0%   100.0%     100.0%
                              ====== ======  ====== ======   ======     ======


      Net revenues of the Company are reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. [The Company does not record net revenue by payor other than for Medicare and Medicaid. These net revenues are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Medicare and Medicaid net revenues represented 43%, 44%, __% and __% of net patient revenues for the years 1993, 1994 and 1995 and 1995 (pro forma), respectively, excluding the Indigent Care Reimbursements.]

                               SELLING STOCKHOLDER


                                                          Number of Shares of
                                 Shares Beneficially        Class B Common       Shares Beneficially
Name of Selling Stockholder      Owned Before Offering  Stock Offered for Sale   Owned After Offering
- ---------------------------      ---------------------  ----------------------   --------------------
                                 Number        Percent                           Number       Percent
                                 ------        -------                           ------       -------
Alan B. Miller
  Class A Common Stock........                                     0
  Class B Common Stock(1)(2)..                               400,000
  Class C Common Stock........                                     0
  Class D Common Stock........                                     0


- ----------

(1)  Include shares issuable upon conversion of Classes A, C and/or D Common
     Stock.

(2) Includes __________ shares of Class B Common Sock issuable upon the exercise of stock options exercisable within 60 days of the date hereof.


                           DESCRIPTION OF COMMON STOCK

    The Company's authorized capital stock consists of 12,000,000 shares of Class A Common Stock, $.01 par value per share, 50,000,000 shares of Class B Common Stock, $.01 par value per share, 1,200,000 shares of Class C Common Stock, $.01 par value per share, and 5,000,000 shares of Class D Common Stock, $.01 par value per share.

    Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock are substantially similar except that each class has different voting rights. Each share of Class A Common Stock has one vote per share; each share of Class B Common Stock has one-tenth vote per share; each share of Class C Common Stock has one hundred votes per share; and each share of Class D Common Stock has ten votes per share. Notwithstanding the foregoing, if a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, which is less than ten times the number of shares of Class C or Class D Common Stock, respectively, that such holder holds, then such holder will only be entitled to one vote per share of Class C Common Stock and one-tenth vote per share of Class D Common Stock.

    The holders of Class B and Class D Common Stock, voting together, with each share of Class B and Class D Common Stock having one vote per share, are entitled to elect the greater of 20% of the Company's Board of Directors or one director. The holders of Class B and Class D Common Stock are also permitted to vote together as a separate class with respect to certain other matters or as required by applicable law.

    Reference is hereby made to the Company's Restated Certificate of Incorporation, as amended, incorporated by reference herein, for a more complete description of the terms of the Company's Common Stock.

                                  UNDERWRITING

    Upon the terms and subject to conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has agreed to purchase, and the Company and the Selling Stockholder have agreed to sell to such Underwriter, the number of shares of Class B Common Stock set forth opposite the name of each underwriter.

                                                            Number of
Underwriter                                                  Shares
- -----------                                                 ---------
Smith Barney Inc. .....................................
                                                           ------------
Dillon, Read & Co., Inc................................
                                                           ------------
Donaldson Lufkin & Jenrette Securities Corporation.....
                                                           ------------
J.P. Morgan Securities Inc.............................
                                                           ------------
Bear Stearns & Co. Inc.................................
                                                           ------------

      Total............................................    [          ]
                                                           ============



      The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Class B Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares offered hereby if any are taken (other than those covered by the overallotment option described below).

      The Underwriters, for whom Smith Barney Inc., Dillon, Read & Co., Inc., Donaldson Lufkin & Jenrette Securities Corporation, J.P. Morgan & Co. and Bear Stearns & Co. Inc., are acting as representatives propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount of not more than $ per share to other Underwriters or certain other dealers.

      The Company has granted to the Underwriters a 30-day option to purchase up to [ ] additional shares of Class B Common Stock at the price to the public all as set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over allotments made in connection with the sale of shares offered hereby. To the extent that such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

      The Company and its executive officers and directors have agreed that, for a period of [ ] days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Class B Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for Class B Common Stock of the Company, except in the case of the Company in connection with certain permitted issuances described in the Underwriting Agreement.

      In connection with the repayment of debt with a portion of the proceeds of the Offering, see "Use of Proceeds", more than 10% of the net offering proceeds will be paid to or for the beneficial interest of members of the National Association of Securities Dealers, Inc. ("NASD") and affiliated and associated persons of NASD members. Therefore, the Offering is being made in compliance with subsection (c)(8) of the NASD's Corporate Financing Rule.

      Robert H. Hotz, a director of the Company, is a Managing Director and Co-Head of Corporate Finance at Dillon, Read & Co., Inc., a managing underwriter of this Offering. The Company has engaged and intends in the future to engage Dillon, Read & Co., Inc. in connection with such financial matters as it deems appropriate.

      The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the Class B Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Anthony Pantaleoni, a director of the Company who owns less than one percent of the outstanding capital stock of the Company, is a partner of Fulbright & Jaworski L.L.P. The validity of the B Common Stock offered hereby will be passed upon for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019.

                                     EXPERTS

      The consolidated financial statements and schedule of Universal Health Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1994, and the financial statements of Aiken Regional Medical Centers as of and for the year ended December 31, 1994, included or incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

      The combined financial statements of Manatee Hospitals and Health Systems, Inc. at August 31, 1994 and 1995, and for the years then ended incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent Certified Public Accountants, as set forth in their report thereon, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of Northwest Texas Healthcare Systems at September 30, 1995, and for the [ ] year then ended appearing in this Prospectus and Registration Statement have been audited by Clifton, Gunderson & Co., independent Certified Public Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements of Northwest Texas Healthcare Systems at September 30, 1994, and for the year then ended appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick L.L.P., independent Certified Public Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of [First Hospital Corporation] at [December 31, 1995,] and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Ernst and Young L.L.P., independent Certified Public Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS


                                                                          Page

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
Report of Independent Public Accountants
Consolidated Statements of Income for the Three Years in the Period
  Ended December 31, 1995 (audited)
Consolidated Balance Sheets as of December 31, 1994 and 1995 (audited) Consolidated Statements of Stockholders' Equity for the Three Years
  Ended December 31, 1995 (audited)
Consolidated Statements of Cash Flows for the Three Years Ended
  December 31, 1995 (audited)
Notes to Consolidated Financial Statements
Consolidated Statements of Income for the Three Months Ended March 31,
  1996 and 1995 (audited) Condensed Consolidated Balance Sheets for the Three Months Ended March 31, 1996, and the Year Ended December 31, 1995 (unaudited) Condensed
Consolidated Statements of Cash Flows for the Three Months Ended March
  31, 1996 and 1995 (unaudited) Notes to Condensed Consolidated Financial Statements (unaudited)
NORTHWEST TEXAS HEALTH SYSTEMS
  [TO BE ADDED]
Reports of Independent Auditors
Balance Sheets for the Years Ended September 30, 1995 and 1994
  (audited) and the Three Months Ended March 31, 1996 (unaudited) Statements of Revenue and Expenses for the Years Ended September 30,
  1995 and 1994 (audited) and the Three Months Ended March 31, 1996 and 1995 (unaudited)
Statements of Changes in Fund Balances for the Years Ended September
  30, 1995 and 1994 (audited) and the Six Months Ended March 31, 1996
  (unaudited)
Statements of Cash Flows for the Years Ended September 30, 1995 and
  1994 (audited) and the Six Months Ended March 31, 1996 and 1995 (unaudited) Notes to Financial Statements.
FIRST HOSPITAL CORPORATION
  [TO BE ADDED]

================================================================================

   No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer buy, those to which it relates, in any jurisdiction where, or to any person to whom, it is not lawful. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.



                                  ------------




                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information...................................................
Incorporation of Certain Documents
  by Reference..........................................................
Prospectus Summary......................................................
Risk Factors............................................................
Price Range of Common Stock.............................................
Use of Proceeds.........................................................
Capitalization..........................................................
Pro Forma Financial Information.........................................
Selected Financial and Other Data.......................................
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.............................................
Business................................................................
Selling Stockholder.....................................................
Description of Common Stock.............................................
Underwriting............................................................
Legal Matters...........................................................
Experts.................................................................
Index to Consolidated Financial
  Statements............................................................    F-1


================================================================================



================================================================================



                                4,400,000 Shares



                                   UNIVERSAL
                                HEALTH SERVICES,
                                      INC.




                                    Class B
                                  Common Stock






                                     ------

                                   PROSPECTUS

                                ___________, 1996

                                     ------






                                Smith Barney Inc.
                            Dillon, Read & Co., Inc.
                           Donaldson Lufkin & Jenrette
                             Securities Corporation
                          J.P. Morgan Securities & Co.
                             Bear Stearns & Co. Inc.







================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized statement of all estimated amounts of all expenses payable by the Registrant in connection with the registration of the Class B Common Stock offered hereby, other than the underwriting discounts and commissions:

Registration Fee -- Securities and Exchange Commission. $__________ Registration Fee -- National Association of Securities $__________
                         Dealers, Inc.
Listing Fee -- New York Stock Exchange ................     $__________
Blue Sky fees and expenses.............................     $__________
Accountants' fees and expenses.........................     $__________
Legal fees and expenses................................     $__________
Printing and engraving expenses........................     $__________
Miscellaneous..........................................     $__________

  Total...........................................          $
                                                             ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Section 7 of the By-Laws of the Company contains provisions for the indemnification of directors and officers of the Company.

ITEM 16.  EXHIBITS.

1     --    Form of Underwriting Agreement.

5     --    Opinion of Fulbright & Jaworski L.L.P.

23.1   --   Consent of Arthur Andersen L.L.P.

23.2  --    Consent of Ernst & Young L.L.P.

23.3  --    Consent of Clifton, Gunderson & Co.

23.4  --    Consent of KPMG Peat Marwick L.L.P.

23.5  --    Consent of Ernst & Young L.L.P.

23.6  --    Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.)

24    --    Power of Attorney (included on signature page).

ITEM 17.  UNDERTAKINGS.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d)   The undersigned hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of King of Prussia, Commonwealth of Pennsylvania, on May ___, 1996.


                                    UNIVERSAL HEALTH SERVICES, INC.



                                    By:
                                        ---------------------------------
                                        Alan B. Miller
                                        Chairman of the Board, President
                                          & Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Miller and Kirk E. Gorman his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


SIGNATURE                      TITLE                              DATE
- ---------                      -----                              ----


- ----------------------------   Chairman of the Board,             May   , 1996
Alan B. Miller                 President, Chief Executive
                               Officer and Director (Principal
                               Executive Officer)


- ----------------------------   Director                           May   , 1996
John H. Herrell


- ----------------------------   Director                           May   , 1996
Robert H. Hotz

- ----------------------------   Director                           May   , 1996
Martin Myerson


- ----------------------------   Director                           May   , 1996
Sidney Miller


- ----------------------------   Director                           May   , 1996
Anthony Pantaleoni


- ----------------------------   Director                           May   , 1996
Paul Verkuil


- ----------------------------   Senior Vice President and Chief    May   , 1996
Kirk E. Gorman                 Financial Officer (Principal
                               Financial and Accounting
                               Officer)


- ----------------------------   Vice President and Controller      May   , 1996
Steve G. Filton                (Principal Accounting Officer)